UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 21 August 2014

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____


Operational performance leads to cash generation, dividend payments and further debt reduction.

JOHANNESBURG. 21 August 2014, Gold Fields Limited (NYSE & JSE: GFI) today announced normalised earnings from continuing operations for the June 2014 quarter of US$25 million compared with US$21 million for the March 2014 quarter and losses of US$36 million for the June 2013 quarter. Net earnings for the June 2014 quarter of US$19 million compared with US$nil for the March 2014 quarter and net losses of US$129 million for the June 2013 quarter.

Interim dividend of 20 SA cents per share is payable on 15 September 2014.

Statement by Nick Holland, Chief Executive Officer of Gold Fields:

Safety

It is with deep regret that I have to report that South Deep had two fatal accidents in short succession on 17 and 27 May 2014. Our deepest sympathy and condolences are extended to the family, friends and colleagues of the deceased. These were industrial-type accidents associated with workshops and equipment, and precipitated the issuing of a Section 54 order by the Department of Minerals Resources, placing a moratorium on all workshop-related activities across the mine and effectively stopping production for a total of about two weeks. During this time a mine-wide reassessment of safety control systems was undertaken on the mechanised mining fleet as well as on working practices in all workshops.

Coinciding with but independent from the closure of the mine by the DMR, the new management team appointed at the beginning of 2014, concluded a comprehensive mine-wide review of all safety protocols, procedures and standards. This is in line with the team's mandate to improve the mechanised mining culture on the mine, with specific emphasis on introducing international best practice standards on equipment availability and utilisation as well as the mechanised mining skills of employees. As a result of the safety review, it was determined that approximately 1,000 metres of legacy ground support in some of the ramps serving production areas in the older part of the mine on 95-level and above, were below the international best practice standards applied at our international mines and presented a serious latent safety risk. Approximately 70 per cent of current production is sourced from these areas.

Salient features

US$1,050
per ounce
All-in-sustaining costs down 2%

US$1,093
per ounce
All-in-costs down 2%

548,000
ounces of attributable gold production **down 2%**

US$65m
cash flow up 21%
cash flow from operating activities after taking account of net capital expenditure, environmental payments, debt service costs and non-recurring items

US$101m
net debt decrease
over the 6 months to June 2014

18%
free cash flow margin

As a result of the safety review, and in line with our first value – 'If we cannot mine safely we will not mine' – all production and destress activities in the affected areas were stopped and a ground support remediation programme implemented. This programme is expected to be completed by the end of September.

While this intervention comes at an unfortunate time, it will contribute to de-risking South Deep's build-up plan; will make the mine safer; and has provided management with an opportunity to fast-track a wide range of other interventions that will contribute to placing South Deep on a more stable footing over its 70-year mine life; and position the mine for an improved performance in 2015. These interventions are discussed in more detail in the South Deep section below.

Introduction

During the June 2014 quarter, the Group continued to focus on improving the execution and delivery at all the mines in the portfolio, to improve margins and generate free cash flow. This effort has achieved appreciable success in the Australia, West Africa and South America regions, whilst in the South Africa region there is ongoing rebasing of South Deep to set it up for medium-term success. Specific focus areas during the quarter included:

- Rewarding shareholders with the declaration of an interim dividend;
- Improving the Group's balance sheet by extending the tenor of certain of its syndicated bank credit facilities along with further net debt reduction;
- Ongoing rebasing of South Deep to set it up for long-term success;
- Normalising production at Tarkwa following the closure of the heap leach operations at the end of 2013;
- Further consolidation and optimisation of our operations in Australia, in particular the newly acquired Yilgarn South assets; and
- The disposal of non-core assets from our international project portfolio.

Improving margins and generating free cash flow

The safety interventions at South Deep during the quarter masked what was a better quarter for the Group as a whole, in terms of costs, margins and cash flows.

All activities undertaken in the Group and at operations are singularly focussed on the objective of generating a sustainable free cash flow margin of at least 15 per cent at a US$1,300/oz gold price, without compromising the long-term sustainability of our ore bodies through a lack of investment in ore reserve development and stripping, or through high grading.

During the quarter, Gold Fields exceeded this target for the first time by achieving a free cash flow margin of 18 per cent compared with 13 per cent in the March quarter (see table on page 9).

To achieve this, the Group recorded an all-in sustaining cost (AISC) of US$1,050/oz and all-in cost (AIC) of US$1,093/oz, from attributable gold equivalent production of 548,000 ounces.

Compared with the same quarter a year ago, the Group's AISC improved by 26 per cent from US$1,416/oz to US$1,050/oz and the AIC improved by 30 per cent from US$1,572/oz to US$1,093/oz in the June 2014 quarter. Over the same period, attributable equivalent gold production increased by 22 per cent from 451,000 ounces to 548,000 ounces, reflecting the October 2013 acquisition of the Yilgarn South assets in Australia.

If the South Deep project (which is not at commercial levels of production), is excluded from the June quarter results, then the Group's AIC was US$1,030/oz and the Group's free cash flow margin approximately 23 per cent, which demonstrates the robustness of the portfolio.

Despite a 1 per cent decline in the realised gold price and a 2 per cent decline in gold production against the March 2014 quarter, cash flow from operating activities, after taking account of net capital expenditure, environmental payments, debt service costs, and non-recurring items, improved by 20 per cent from US$54 million in the March 2014 quarter to US$65 million in the June 2014 quarter.

Notwithstanding a 7 per cent decline in the gold price, from US$1,372/oz in the June 2013 quarter to US$1,275/oz in the June 2014 quarter, cash flow from operating activities, after taking account of net capital expenditure, environmental payments, debt service costs and non-recurring items, improved by 128 per cent from a net cash outflow of US$230 million in the June 2013 quarter to a net cash inflow of US$65 million in the June 2014 quarter, a positive swing of US$295 million.

This brings the total cash flow from operating activities, after taking account of net capital expenditure, environmental payments, debt service costs and non-recurring items for the year to date, to US$119 million, placing Gold Fields as one of the most cash generative gold mining companies in its peer group.

Despite the lower production expected from South Deep for the year, the Group remains on track to achieve its full-year guidance of AISC of US$1,125/oz and AIC of US$1,150/oz on attributable production of approximately 2.2 million gold equivalent ounces.

Rewarding shareholders

As previously stated, our priorities in terms of cash generation are to:
a) Reward our shareholders with dividends;
b) Improve our balance sheet by further reducing net debt; and
c) Pursue accretive acquisitions, ideally of "in-production ounces".

Our strong cash generation for the year to date has enabled the Group to declare an interim dividend of 20 SA cents per share. This is in line with our well-established dividend policy of paying out between 25 per cent and 35 per cent of normalised earnings to shareholders.

Improving the balance sheet

Despite the robustness of our balance sheet, we have had a strategic objective for 2014 to further improve the strength of our balance sheet in terms of the maturity schedule of our outstanding debt, reducing the absolute amount of our debt, as well as improving our net debt to EBITDA ratio.

In pursuit of this objective, we reached agreement with our group of bankers during the quarter to amend and extend certain facilities under our syndicated bank credit facilities agreement. Under the amended agreement, the maturity date of commitments totaling US$715 million has been extended, on the same terms, by two years from November 2015 to November 2017.

In addition, during the June 2014 quarter, we reduced our net debt by a further US$52 million to US$1,635 million. This is in addition to the US$49 million repaid in the March quarter, which brings our net debt reduction for the year to date to US$101 million. Based on a 12-month rolling historical average our net debt to EBITDA ratio improved from 1.53 in the March 2014 quarter to 1.47 in the June 2014 quarter. If the June quarter EBITDA ratio is annualised it is 1.44. Our medium-term objective is to reduce our net debt to EBITDA ratio to approximately 1 times, which is consistent with our long-stated comfort zone.

Setting South Deep up for long-term success

At South Deep all mining related activities were severely curtailed towards the end of May, for the final one month of the quarter, following two fatal accidents in quick succession, as well as the separate and unrelated introduction of an extensive ground support remediation programme. As a consequence South Deep's production declined by 14 per cent from 1,840 kilograms (59,200 ounces) in the March quarter to 1,591 kilograms (51,100 ounces) in the June quarter.

The remediation programme, which took all of the legacy haulages and arterial routes on 95-level and above - from where approximately 70 per cent of current production is sourced - out of service. The programme will continue for the entire September quarter with a commensurate impact on production (three months in the September quarter vs one month in the June quarter). While normal production is expected to resume at the start of the December quarter, the ground support remediation programme is delaying the opening up of a number of long-hole stopes that were planned to be mined in the December 2014 quarter, with a commensurate knock-on effect on production during that quarter.

Considering the total impact of the safety stoppages as well as the ground support remediation programme, production during the second half of the year is expected to be approximately similar to that of the first half of the year.

A positive consequence of the ground support intervention, and in the absence of normal production pressures, is that it has afforded management the opportunity to fast track a number of other critical interventions aimed at setting South Deep up for long-term success:

- The leadership structure on the mine has undergone a fit for purpose transformation aimed at the introduction and enforcement of greater levels of accountability and responsibility through-out the operation;
- Management has embarked on a programme to address the surplus of old high cost equipment and people on the mine, both of which are prerequisites for an improved safety culture and improved productivity, and are deemed critical to de-risk the mine's build-up to full production. After extensive discussions with the trade unions, a voluntary separation process was implemented which resulted in a rationalisation of the employee body by approximately 550 people (representing 14 per cent of employees). Further rationalisation is expected as certain contractors are exited and existing employees redeployed to fill their roles. Post the voluntary separation process, South Deep currently has 3,431 employees, as well as 1,909 contractors;
- The process of rationalising the equipment is currently underway and includes the removal of surplus and redundant equipment as well as the limited introduction of more appropriate, specialised new equipment in certain areas;
- In addition, management and the trade unions have reached agreement on changes to the shift roster which is expected to lead to the optimal re-deployment of employees to further improve productivity. The implementation of the amended shift roster is currently underway; and
- The mine has utilised the hiatus in normal production activities to fast-track an extensive training programme aimed at improving the mechanised mining skills of employees.

It is expected that the ground support remediation programme will contribute to de-risking South Deep's build-up plan to full production (a run rate of between 650,000 ounces and 700,000 ounces by the end of 2017); will make the mine safer; and will position the mine for an improved performance in 2015. Assuming current spot prices, South Deep is still anticipated to reach cash break-even by the middle of 2015, as previously advised.

Soon after the appointment of the new management team in February 2014, and in line with the team's overall mandate to improve the mechanised mining culture on the mine, an International Geotechnical Advisory Board (IGAB), consisting of industry leaders from around the world, was appointed to review South Deep's current destress mining methodology. The IGAB's mandate was to consider the latest developments in the industry as well as the accumulation of new knowledge and experience in the application of the destress methodology at South Deep over the past five years, to determine if it was still the most appropriate method to use, and if there were safer and more cost effective alternative methods. After extensive studies and investigations over the past seven months, the IGAB has concluded that there are two alternative mining methods that hold significant promise and could potentially replace the current destress mining method.

The first method is the **4X4 Meter Destress Method**, which effectively reduces destress mining from a three-pass system to a one-pass system by increasing the destress excavation dimensions from 2.2m high and 5.0m wide, to 4.0m high and 4.0m wide. This will allow for the use of conventional equipment throughout the mine as opposed to low-profile equipment which is currently used in destress areas. In addition to removing the need for footwall stripping to increase cavity sizes before mining, this will alleviate logistical constraints and facilitate a fully mechanised mining process.

The second method, and the most promising, is the **Inclined Mining Slot Method** which is a one-pass system which completely removes the need for conventional destress mining as well as the need for low-profile equipment. It also decreases the mining lead time from between three and six years per destress area, to closer to six months. This method entails the development of an access slot within an existing destress shadow, followed by the installation of a vertical 4.5m X 4.5m inclined slot at an angle of 55 degrees, thus providing a destress shadow in which the next access slot and inclined slot can be developed. The vertical inclined slots are installed at 15m intervals on a horizontal plane and the blocks between them mined out through longhole stoping and then backfilled.

Both of these methods, if successful, could significantly de-risk the South Deep build-up plan and future production profiles, and have a meaningful impact on costs. Both methods will be piloted in discrete areas of the mine during the period from Q4 2014 to Q2 2015. It is too early to assess whether either of these methods could be commercially deployed, the results of the pilot studies will determine this.

Normalising of production at Tarkwa in Ghana

At Tarkwa, the transition from a mixed heap leach and Carbon in Leach (CIL) operation, to a CIL only operation, progressed well after stacking was suspended at the North heap leach operations during the March quarter, resulting in the feed of all medium and high grade material to the CIL plant. There was a commensurate increase in yield from the CIL plant from 1.19 grams per tonne in the March quarter to 1.29 grams per tonne in the June quarter. The higher CIL head grades also benefit the much higher recoveries obtained in the CIL circuit, resulting in production of 140,700 ounces at an AIC of US$1,026/oz for the quarter.

With year to date production of 285,900 ounces at an AIC of US$1,021/oz, Tarkwa remains on track to achieve its 2014 guidance of 520,000 ounces of production at an AIC of US$1,100/oz. Tarkwa is a steady performer and is contributing significantly to the Group's cash generation objectives.

During the quarter, Damang delivered another strong performance despite a nine-day mill shutdown, as a result of which gold production decreased by 13 per cent from 46,700 ounces to 40,500 ounces and AIC increased by 15 per cent from US$1,111/oz to US$1,282/oz.

With year to date production of 87,200 ounces at an AIC of US$1,192/oz, Damang remains on track to achieve its 2014 guidance of 165,000 ounces of production at an AIC of US$1,240/oz. Despite the unplanned nine-day mill shutdown, Damang has now consolidated its return to profitability from a loss making position a year ago, and is expected to continue to deliver steady performances for the foreseeable future.

The strategy of revisiting historically mined open pits along the 27 kilometres of strike between Damang and Tarkwa, which were last drilled when the gold price was between US$300/oz and US$400/oz, is starting to bear fruit and is expected to contribute to an appreciable addition to Reserves and Resources by the time of the next declaration early in 2015. Success in this programme will redefine the future of Damang in the Gold Fields portfolio, and has the potential to extend the life of this mine substantially.

Further consolidation and optimisation of our operations in Australia, in particular the newly acquired Yilgarn South assets

The Group's Australian operations had an excellent quarter, recording AIC of US$1,042/oz on gold production of 256,900 ounces. This brings total production for the year to date to 502,100 ounces at an AIC of US$1,072/oz against guidance for the full year of 975,000 ounces at an AIC of US$1,130/oz.

Central to this performance are the newly acquired Yilgarn South assets which have now been fully integrated into the Australia region and are exceeding our expectations. The star performer was the Granny Smith mine which contributed 84,600 ounces at an AIC of US$692/oz for the quarter. Year to date, the mine has produced 151,100 ounces at an AIC of US$788/oz, against full year guidance of 240,000 ounces at an AIC of US$1,060/oz.

A key focus of the Australian portfolio is the accelerated US$52 million near-mine exploration programme at all of the mines in the region, aimed at increasing the Resource and Reserve position of these mines by the end of 2014. Appreciable progress has been made, in particular, at St Ives with the newly discovered high-grade-Invincible deposit, and at Granny Smith where exploration results are indicating significant Resource and Reserve expansion potential at the Wallaby underground deposit. Good progress is also being made at Agnew/Lawlers with potential extensions to the Waroonga underground mine as well as the New Holland and Genesis underground ore bodies. During the quarter, we hosted a series of site visits to our Australian mines, to give the investment community some insight into the outstanding potential of these assets. The presentations are available on our website at www.goldfields.com.

During the quarter, the Australian legislature repealed the controversial carbon tax laws which will bring welcome tax relief to the gold mining sector in particular. The savings to the mines in the Gold Fields portfolio is approximately A$15 million per annum.

The disposal of non-core assets from our international project portfolio

During the quarter, good progress was made with the disposal of two further non-core assets in our International Projects portfolio, with the disposal of both the Yanfolila project in Mali as well as the Chucapaca project in Peru.

Gold Fields sold its 85 per cent interest in the Yanfolila project in Mali to London-listed Hummingbird Resources for US$20 million in the form of Hummingbird shares. The consideration represents an acquisition price of US$16/oz, which was higher than both (a) the weighted average enterprise value per resource ounce of listed West African gold companies; and (b) recent M&A precedents of West African exploration/development assets, of US$14/oz. Through our shareholding in Hummingbird, which also holds the Dugbe asset in Liberia, we see real potential for Gold Fields to receive significant growth in the value of its shareholding, which was a key consideration in favouring this bid.

The latest sale is that of the Chucapaca project in southern Peru. Gold Fields has agreed to sell its 51 per cent stake in Canteras del Hallazgo S.A.C (the Chucapaca project) to its joint venture partner in the project, Compañía de Minas Buenaventura S.A.A. (Buenaventura). Buenaventura is Peru's largest publicly traded, precious metals mining company and previously owned 49 per cent in the Chucapaca project. The total agreed sale price is US$81 million all paid on closing of the agreement and Gold Fields will also receive an uncapped 1.5 per cent net smelter royalty on all future gold, silver and copper sales emanating in the area of interest. Not only does the consideration ensure that all of our historical costs on the project are recouped, the consideration also represents an acquisition price of US$26 per attributable gold ounce (gold resource of 6.07 Moz), which is higher than the weighted average enterprise value per resource ounce of listed companies with projects in Latin America (average of US$22/oz) and those with open pit projects globally (average of US$26/oz). The royalty of 1.5 per cent on all future production provides us with further future upside, especially as we see a quality company like Buenaventura moving this project swiftly ahead. As a result, the Chucapaca project has been classified as held for sale at 30 June 2014.

The sale of our holdings in these projects is in line with our strategy of focusing on growing cash flow through quality assets. This focus has also led us to move away from greenfields exploration as a strategy for growth, in favour of the acquisition of in-production ounces such as the Yilgarn South assets and near-mine exploration and development at our Australian, Ghanaian and Peruvian assets.

Stock data		NYSE – (GFI)	
Number of shares in issue		Range – Quarter	US$3.47 – US$4.32
– at end June 2014	768,905,142	Average Volume – Quarter	3,062,742 shares/day
– average for the quarter	768,872,415	**JSE Limited – (GFI)**	
Free Float	100 per cent		
ADR Ratio	1:1	Range – Quarter	ZAR36.90 – ZAR44.85
Bloomberg/Reuters	GFISJ/GFLJ.J	Average Volume – Quarter	1,957,814 shares/day

Key Statistics		UNITED STATES DOLLARS				
		Quarter			Six months to	
		June 2014	March 2014	June 2013	June 2014	June 2013
Gold produced*	oz (000)	548	557	451	1,105	928
Tonnes milled/treated	000	8,104	8,877	8,794	16,981	18,329
Revenue	$/oz	1,275	1,283	1,372	1,279	1,503
Operating costs	$/tonne	52	48	45	50	44
Operating profit	$m	311	292	240	603	644
All-in sustaining costs#	$/oz	1,050	1,066	1,416	1,058	1,358
Total all-in cost#	$/oz	1,093	1,114	1,572	1,104	1,522
Net earnings/(loss)	$m	19	-	(129)	19	(102)
Net earnings/(loss)	US c.p.s.	2	-	(18)	2	(14)
Headline earnings/(loss)	$m	18	5	(84)	22	(57)
Headline earnings/(loss)	US c.p.s.	2	1	(12)	3	(8)
Normalised earnings	$m	25	21	(36)	45	32
Normalised earnings	US c.p.s.	3	3	(5)	6	4

All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.

 # As per the new World Gold Council Standard issued on 27 June 2013. Refer to page 22 and 23.

All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).

Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 8 per cent of Group production.

Figures may not add as they are rounded independently.

Certain forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Such forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- the ability to achieve anticipated cost savings at existing operations;
- the success of exploration and development activities;
- decreases in the market price of gold or copper;
- the occurrence of hazards associated with underground and surface gold mining;
- the occurrence of work stoppages related to health and safety incidents;
- fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
- the occurrence of labour disruptions and industrial actions;
- the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
- the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration projects or other initiatives;
- changes in relevant government regulations, particularly environmental, tax, health and safety, regulations and potential new legislation affecting mining and mineral rights; and
- political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Results for the Group

Safety

We regret to report that two fatalities occurred at the South Deep project during the quarter. Both these incidents were industrial-type accidents related to machinery. The Group's fatality injury frequency rate therefore regressed from 0.00 in the March quarter to 0.18 in the June quarter. Damang achieved 100 days without any medically treated injuries. Darlot also reported zero reportable injuries for the quarter.

The total recordable injury frequency rate (TRIFR)[1] for the Group improved from 4.31 in the March quarter to 3.90 in the June quarter.

[1] Total Recordable Injury Frequency rate (TRIFR) Group safety metric was introduced in the December quarter. (TRIFR) = (Fatalities + Lost Time Injuries[2] + Restricted Work Injuries[3] + Medically Treated Injuries[4]) x 1,000,000/number of man-hours worked.
[2] A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.
[3] A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
[4] A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the re-treatment.

Quarter ended 30 June 2014 compared with quarter ended 31 March 2014

Revenue

Attributable equivalent gold production from continuing operations decreased by 2 per cent from 557,000 ounces in the March quarter to 548,000 ounces in the June quarter but continued to track guidance for the year. This decrease was mainly due to lower production at South Deep, the Ghanaian operations and St Ives.

Gold production at South Deep in South Africa, decreased by 14 per cent from 1,840 kilograms (59,200 ounces) to 1,591 kilograms (51,100 ounces) as a result of lost production due to the fatal accidents as well as ground support remediation as announced on 29 May 2014.

Attributable gold production at the West African operations decreased by 6 per cent from 172,700 ounces in the March quarter to 163,100 ounces in the June quarter. Attributable equivalent gold production at Cerro Corona in Peru decreased by 5 per cent from 80,100 ounces in the March quarter to 76,400 ounces in the June quarter due to a decrease in copper head grades treated. Gold production at the

Australian operations increased by 5 per cent from 245,200 ounces in the March quarter to 256,900 ounces in the June quarter mainly due to higher production at Agnew/Lawlers and Granny Smith, partially offset by lower production at St Ives.

At the South Africa region, production at South Deep decreased by 14 per cent from 59,200 ounces in the March quarter to 51,100 ounces in the June quarter mainly as a result of lost production due to the two fatal accidents as well as safety stoppages to remediate ground support.

At the West Africa region, managed gold production at Tarkwa decreased by 3 per cent from 145,200 ounces in the March quarter to 140,700 ounces in the June quarter due to lower ounces from the heap leach operations. At Damang, managed gold production decreased by 13 per cent from 46,700 ounces in the March quarter to 40,500 ounces in the June quarter due to a nine day mill shutdown in May.

At the South America region, total managed gold equivalent production at Cerro Corona decreased by 5 per cent from 80,500 equivalent ounces in the March quarter to 76,800 equivalent ounces in the June quarter. This was mainly due to a decrease in copper head grades treated.

At the Australia region, St Ives' gold production decreased by 14 per cent from 96,600 ounces in the March quarter to 83,400 ounces in the June quarter mainly due to a failure in the grinding circuit at the mill in June resulting in less volume processed than the previous quarter. Approximately one week's production was lost. At Agnew/Lawlers, gold production increased by 11 per cent from 59,200 ounces in the March quarter to 66,000 ounces in the June quarter mainly due to higher tonnes and grades from both the New Holland and Waroonga mines. At Darlot, gold production was similar at 22,900 ounces. At Granny Smith, gold production increased by 27 per cent from 66,500 ounces in the March quarter to 84,600 ounces in the June quarter due to higher grades mined and improved recoveries.

The average quarterly US dollar gold price achieved by the Group decreased by 1 per cent from US$1,283 per ounce in the March quarter to US$1,275 per ounce in the June quarter. The average rand gold price decreased by 3 per cent from R453,152 per kilogram to R437,960 per kilogram. The average Australian dollar gold price decreased by 4 per cent from A$1,438 per ounce to A$1,382 per ounce. The average US dollar/Rand exchange rate strengthened by 3 per cent from R10.85 in the March quarter to R10.53 in the June quarter. The average Australian/US dollar exchange rate strengthened by 4 per cent from A$1.00 = US$0.89 to A$1.00 = US$0.93.

Revenue increased by 4 per cent from US$715 million in the March quarter to US$747 million in the June quarter due to higher gold sales, partially offset by the lower gold price achieved. Equivalent gold sold increased by 5 per cent from 557,100 ounces in the March quarter to 586,000 ounces in the June quarter.

Operating costs

Net operating costs increased by 3 per cent from US$423 million in the March quarter to US$436 million in the June quarter.

At the South Africa region, net operating costs at South Deep decreased by 4 per cent from R714 million (US$66 million) in the March quarter to R687 million (US$65 million) in the June quarter mainly due to lower production, restructuring of the cost base, lower consumables and contractor costs.

At the West Africa region, net operating costs decreased by 2 per cent from US$137 million in the March quarter to US$134 million in the June quarter. This decrease in net operating costs was due to the lower production levels at Tarkwa and Damang, partially offset by higher net operating costs at Damang as a result of a drawdown of inventory.

At the South America region, net operating costs at Cerro Corona increased by 113 per cent from US$24 million in the March quarter to US$51 million in the June quarter mainly due to a US$11 million drawdown of concentrate at the end of the June quarter compared with a US$13 million build-up of concentrate inventory at the end of the March quarter.

At the Australia region, net operating costs decreased by 9 per cent from A$219 million (US$196 million) in the March quarter to A$199 million (US$185 million) in the June quarter. This was mainly at St Ives due to the closure of the Argo underground mine and the lower gold-in-process charge to cost in the June quarter as well as lower costs at Granny Smith, as a result of lower tonnes mined and processed.

Operating profit

Operating profit for the Group increased by 7 per cent from US$292 million in the March quarter to US$311 million in the June quarter due to the increase in revenue, partially offset by the higher net operating costs.

Amortisation

Amortisation for the Group increased by 10 per cent from US$159 million in the March quarter to US$175 million in the June quarter. This was mainly at the Australian operations due to the higher ounces mined at Granny Smith and Agnew/Lawlers.

Other

Net interest paid for the Group was similar at US$19 million. In the June and March quarters, interest paid of US$26 million was partially offset by interest received of US$1 million and interest capitalised of US$6 million.

The share of equity accounted losses after taxation for the Group was similar at US$1 million and related to the ongoing study and evaluation costs at the Far Southeast project (FSE).

Share-based payments for the Group decreased from US$11 million to US$5 million due to the implementation of a new long-term employee incentive scheme. Long-term employee benefits amounted to US$4 million in the June 2014 quarter and related to the long-term incentive scheme introduced this year. Together, the schemes decreased from US$11 million to US$9 million.

Other costs for the Group increased marginally from US$11 million in the March quarter to US$12 million in the June quarter.

Exploration and project costs

Exploration and project costs increased from US$12 million in the March quarter to US$15 million in the June quarter mainly due to additional expenditure at the Salares Norte exploration project in Chile where 6,100 metres of exploration drilling was completed during the June quarter.

Non-recurring items

Non-recurring expenses decreased from US$27 million in the March quarter to US$8 million in the June quarter. The non-recurring expenses in the June quarter included retrenchment costs of US$2 million mainly at Tarkwa and South Deep, as well as A$4 million (US$4 million) on information technology conversions at the Yilgarn South assets.

Non-recurring expenses in the March quarter included retrenchment costs of US$19 million at all the operations of which US$16 million was incurred at the West African operations. It also included US$5 million on the impairment of the Group's associate stake in Bezant Resources PLC, acquired in January 2013.

Royalties

Government royalties for the Group were similar at US$22 million.

Taxation

The taxation charge for the Group of US$30 million in the June quarter compared with US$29 million in the March quarter.

Earnings

Net profit attributable to owners of the parent amounted to US$19 million or US$0.02 per share in the June quarter compared with net losses of US$0.3 million or US$0.00 per share in the March quarter.

Headline earnings of US$18 million or US$0.02 per share in the June quarter compared with headline earnings of US$5 million or US$0.01 per share in the March quarter.

Normalised earnings of US$25 million or US$0.03 per share in the June quarter compared with normalised earnings of US$21 million or US$0.03 per share in the March quarter.

Cash flow

Cash inflow from operating activities of US$220 million in the June quarter compared with US$198 million in the March quarter, an increase of 11 per cent, mainly due to lower tax and royalties paid and lower non-recurring items, partially offset by a US$4 million investment in working capital in the June quarter compared with a US$27 million release in the March quarter.

Cash outflow from investing activities increased from US$144 million in the March quarter to US$156 million in the June quarter. This was mainly due to the increase in capital expenditure from US$141 million in the March quarter to US$153 million in the June quarter.

Cash inflow from operating activities less net capital expenditure and environmental payments amounted to US$65 million in the June quarter compared with US$54 million in the March quarter, a 20 per cent increase. The US$65 million in the June quarter comprised: US$109 million generated by the eight mining operations, less US$22 million of interest paid (this excludes any interest paid by the mines), US$13 million for exploration (this excludes any mine based brownfields exploration which is included in the US$109 million above) and US$9 million on non-mine based costs. In the March quarter, the US$54 million comprised: US$92 million generated by the operations, less US$22 million of interest paid, US$10 million for exploration and US$6 million on non-mine based tax payments and costs.

In the South Africa region at South Deep, capital expenditure decreased from R282 million (US$26 million) in the March quarter to R194 million (US$19 million) in the June quarter. The majority of this expenditure was on development and infrastructure costs required in the build-up to full production.

At the West Africa region, capital expenditure was similar at US$46 million. Tarkwa increased from US$39 million to US$41 million with expenditure mainly incurred on pre-stripping, the tailings storage facility and major fleet components. Capital expenditure at Damang decreased from US$7 million to US$5 million with the majority of the expenditure on the tailings storage facility.

In the South America region at Cerro Corona, capital expenditure increased from US$7 million in the March quarter to US$20 million in the June quarter with the majority of the expenditure on an additional raise of the tailings storage facility and the installation of a jaw-crusher in the processing plant, to compensate for the effects of harder material.

At the Australia region, capital expenditure increased from A$71 million (US$63 million) in the March quarter to A$73 million (US$68 million) in the June quarter. At St Ives, capital expenditure decreased

from A$37 million (US$33 million) to A$36 million (US$33 million) in the June quarter, with expenditure mainly on pre-strip at the Neptune open pit. At Agnew/Lawlers, capital expenditure decreased from A$23 million (US$21 million) to A$22 million (US$20 million) in the June quarter. At Darlot, capital expenditure increased from A$2 million (US$2 million) to A$5 million (US$5 million) largely due to increased brownfields exploration expenditure and at Granny Smith, capital expenditure increased from A$8 million (US$7 million) to A$11 million (US$10 million).

Net cash outflow from financing activities for continuing operations of US$80 million in the June quarter compared with an inflow of US$9 million in the March quarter. The outflow in the June quarter related to offshore loans repaid of US$90 million, partially offset by an inflow of rand borrowings.

The net cash outflow for the Group for continuing operations of US$26 million in the June quarter compared with a net cash inflow of US$47 million in the March quarter, mainly due to repayment of offshore debt in the June quarter. After accounting for a positive translation adjustment of US$3 million on offshore cash balances, the cash outflow for the June quarter was US$23 million. As a result, the cash balance decreased from US$374 million at the end of March to US$351 million at the end of June.

All-in sustaining and total all-in cost

The World Gold Council has worked closely with its member companies to develop definitions for "all-in sustaining costs" and "all-in costs". These non-GAAP measures are intended to provide further transparency into the costs associated with producing and selling an ounce of gold. The new standard was released by the World Gold Council on 27 June 2013. It is expected that these new metrics will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. The "all-in sustaining costs" incorporate costs related to sustaining current production. The "all-in costs" include additional costs which relate to the growth of the Group.

Gold Fields adopted and implemented these metrics as from the June 2013 quarter. All-in sustaining costs and total all-in cost are reported on a per ounce basis – refer to the detailed tables on page 22 to page 25 of this report.

The Group all-in sustaining costs decreased by 2 per cent from US$1,066 per ounce in the March quarter to US$1,050 per ounce in the June quarter mainly due to the increased gold sold, lower operating costs (before gold-in-process changes), lower non-cash remuneration (share-based payments) and higher by-product credits, partially offset by the higher gold-in-process and inventory charge, higher community costs and higher sustaining capital expenditure. Total all-in cost decreased by 2 per cent from US$1,114 per ounce in the March quarter to US$1,093 per ounce in the June quarter for the same reasons as all-in sustaining costs as well as the decrease in non-sustaining capital expenditure, partially offset by the increase in exploration, feasibility and exploration costs.

In the South Africa region, at South Deep, all-in sustaining costs per kilogram increased by 8 per cent from R469,227 per kilogram (US$1,345 per ounce) to R505,974 per kilogram (US$1,495 per ounce) due to the lower gold sold. The total all-in cost increased by 2 per cent from R557,078 per kilogram (US$1,597 per ounce) to R570,575 per kilogram (US$1,685 per ounce) also due to lower gold sold.

At the West Africa region, all-in sustaining costs and total all-in cost per ounce increased by 4 per cent from US$1,039 per ounce in the March quarter to US$1,084 per ounce in the June quarter due to lower gold sold, partially offset by lower operating costs.

At the South America region, all-in sustaining costs and total all-in cost per ounce increased by 216 per cent from US$97 per ounce to US$307 per ounce mainly due to a gold-in-process charge to costs in the June quarter compared with a credit to costs in the March quarter.

In addition, higher operating costs and higher sustaining capital expenditure were partially offset by the increase in by-product credits and the higher gold sold. All-in sustaining costs and total all-in cost per equivalent ounce increased by 36 per cent from US$581 per equivalent ounce to US$789 per equivalent ounce.

At the Australia region, all-in sustaining costs and total all-in cost per ounce decreased by 9 per cent from A$1,234 per ounce (US$1,103 per ounce) in the March quarter to A$1,118 per ounce (US$1,042 per ounce) in the June quarter mainly due to the higher gold sold, lower operating costs, the gold-in-process credit to cost in the June quarter compared with a charge to cost in the March quarter, partially offset by higher capital expenditure.

Free cash flow margin

The Group has shifted focus from principally ounces of gold in production to cash generation, reflecting our new goal of a Group 15 per cent free cash flow margin at a gold price of US$1,300 per ounce. The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage. The FCF for the Group for the June 2014 quarter is calculated as follows:

June 2014	US$'m	US$/oz
Revenue*	683.6	1,284
Less: Cash outflow	(563.7)	1,059
- AIC	(581.8)	1,093
Adjusted for		
Share-based payments (as non-cash)	5.0	9
Long-term employee benefits	3.9	7
Exploration, feasibility and evaluation costs	13.4	25
Capital expenditure on exploration, feasibility and evaluation	-	-
- Tax paid (excluding royalties)	(4.2)	8
Free cash flow	119.9	225
FCF margin	18%	
Gold sold only – 000'ounces	532.3	

* Revenue from income statement at US$747.0 million less revenue from by-products in AIC at US$63.4 million equals US$683.6 million.

The Group achieved a FCF margin of 18 per cent in the June quarter compared with 13 per cent in the March quarter.

Balance sheet

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) decreased from US$1,686 million at the end of March to US$1,635 million at the end of June, a US$51 million decrease.

South Africa region

South Deep project

		June 2014	March 2014
Gold produced	- 000'oz	51.1	59.2
	- kg	1,591	1,840
Yield - underground	- g/t	5.66	5.24
- combined	- g/t	5.43	4.73
All-in sustaining costs	- R/kg	505,974	469,227
	- US$/oz	1,495	1,345
Total all-in cost	- R/kg	570,575	557,078
	- US$/oz	1,685	1,597

Gold production decreased by 14 per cent from 1,840 kilograms (59,200 ounces) in the March quarter to 1,591 kilograms (51,100 ounces) in the June quarter. This was mainly as a result of lost production due to the two fatalities which occurred on 17 and 27 May as well as the safety stoppages to remediate ground support in the main mining areas across the mine.

The implementation of fit for purpose mechanised mining processes is ongoing. The core production fleet was audited and high cost equipment not fit for purpose was taken out of the production line. The procurement of a limited number of more suitable machines is in process. Delivery is expected in the September 2014 quarter and deployment into production is planned for the beginning of the December 2014 quarter.

Total tonnes milled (included 12,000 tonnes of off-reef development in the June quarter compared with 38,000 tonnes in the March quarter) decreased by 25 per cent from 389,000 tonnes to 293,000 tonnes due to the lower production. Underground reef yield increased by 8 per cent from 5.24 grams per tonne to 5.66 grams per tonne due to improved blasted grades and some backlog long-hole stope cleaning in the June quarter. The combined yield (ore and waste) increased from 4.73 grams per tonne to 5.43 grams per tonne due to less waste dilution. The plant recovery factor increased marginally from 96.4 per cent to 96.9 per cent.

Development decreased by 14 per cent from 1,645 metres in the March quarter to 1,413 metres in the June quarter mainly due to the transitional arrangements with respect to moving from contractor development to owner development. The new mine capital development in phase one, sub 95 level, decreased from 135 metres to 38 metres. Vertical development increased from 30 metres to 41 metres. Development in the current mine areas above 95 level decreased from 1,479 metres to 1,334 metres due to the safety related stoppages. Destress mining decreased by 16 per cent from 8,157 square metres in the March quarter to 6,822 square metres in the June quarter also due to the safety related stoppages.

During the June quarter, the current mine (95-level and above) contributed 75 per cent of the ore tonnes and the new mine (below 95-level) contributed 25 per cent. The long-hole stoping method accounted for 28 per cent of total ore tonnes mined.

Operating costs decreased by 4 per cent from R714 million (US$66 million) in the March quarter to R687 million (US$65 million) in the June quarter. This was mainly due to lower production, restructuring of the cost base, lower consumables and contractor costs.

Operating profit decreased from R119 million (US$11 million) in the March quarter to R7 million (US$1 million) in the June quarter due to the lower gold production, partially offset by the lower net operating costs.

Capital expenditure decreased from R282 million (US$26 million) to R194 million (US$19 million) in line with increased focus on capital optimisation and scheduling and some deferrals of capital expenditure. The majority of the expenditure was on development and infrastructure costs.

All-in sustaining cost increased from R469,227 per kilogram (US$1,345 per ounce) in the March quarter to R505,974 per kilogram (US$1,495 per ounce) in the June quarter due to the lower gold sold, partially offset by the lower operating costs and lower sustaining capital expenditure. The total all-in cost increased from R557,078 per kilogram (US$1,597 per ounce) to R570,575 per kilogram (US$1,685 per ounce) due to the lower gold sold, partially offset by the lower operating costs, sustaining and non-sustaining capital expenditure.

West Africa region

Ghana

Tarkwa

		June 2014	March 2014
Gold produced	- 000'oz	**140.7**	145.2
Yield - heap leach*	- g/t	**-**	-
- CIL plant	- g/t	**1.29**	1.19
- combined	- g/t	**1.29**	1.19
All-in sustaining costs	- US$/oz	**1,026**	1,016
Total all-in cost	- US$/oz	**1,026**	1,016

* Heap leach produced 7,700 ounces, rinsed from inventory.

Gold production decreased by 3 per cent from 145,200 ounces in the March quarter to 140,700 ounces in the June quarter due to lower ounces from the heap leach operations. Stacking of the fresh material on the North heap leach ceased in January 2014.

Total tonnes mined, including capital stripping, decreased from 24.5 million tonnes in the March quarter to 20.9 million tonnes in the June quarter mainly due to extraordinary high rainfall during the quarter and lower availability of blasted stocks. Ore tonnes mined increased from 3.5 million tonnes to 3.6 million tonnes. Operational waste tonnes mined decreased from 8.8 million tonnes to 8.4 million tonnes and capital waste tonnes mined decreased from 12.2 million tonnes to 8.9 million tonnes. Head grade mined increased from 1.28 grams per tonne in the March quarter to 1.33 grams per tonne in the June quarter. The strip ratio decreased from 6.0 to 4.8.

The CIL plant throughput decreased from 3.38 million tonnes in the March quarter to 3.20 million tonnes in the June quarter. Inconsistent power supply and unplanned power outages caused plant downtime and resulted in a decrease in treated tonnes. Realised yield from the CIL plant increased from 1.19 grams per tonne to 1.29 grams per tonne. During the June quarter, the low grade stockpile material in the mill feed blend was significantly less than in the March quarter. The CIL plant production increased from 129,800 ounces in the March quarter to 133,000 ounces in the June quarter due to increased head grade.

The North heap leach section was discontinued in the March quarter with 192,000 tonnes stacked. Gold production from heap leach operations decreased from 15,400 ounces in the March quarter to 7,700 ounces being rinsed in the June quarter.

Net operating costs, including gold-in-process movements, decreased from US$96 million in the March quarter to US$90 million in the June quarter due to lower production levels and cost reductions as a result of good cost control.

Operating profit decreased marginally from US$92 million in the March quarter to US$91 million in the June quarter as a result of the lower gold production and lower gold price received, partially offset by the lower net operating costs.

Capital expenditure increased from US$39 million in the March quarter to US$42 million in the June quarter with the majority of expenditure on pre-stripping, the tailings storage facility and major fleet components.

All-in sustaining costs and total all-in cost per ounce increased from US$1,016 per ounce in the March quarter to US$1,026 per ounce in the June quarter due to the lower gold production and higher capital expenditure, partially offset by the decrease in operating cost.

Damang

		June 2014	March 2014
Gold produced	- 000'oz	**40.5**	46.7
Yield	- g/t	**1.32**	1.35
All-in sustaining costs	- US$/oz	**1,282**	1,111
Total all-in cost	- US$/oz	**1,282**	1,111

Gold production decreased by 13 per cent from 46,700 ounces in the March quarter to 40,500 ounces in the June quarter mainly due to a nine day unplanned mill shutdown.

Total tonnes mined, including capital stripping, decreased from 5.2 million tonnes in the March quarter to 4.8 million tonnes in the June quarter. The lower tonnes were due to increased activity at the Juno pit, which has now reached the stage where there is less waste and more ore to mine (lower stripping ratio).

Ore tonnes mined remained similar at 1.0 million tonnes and operational waste tonnes decreased from 4.2 million tonnes in the March quarter to 3.8 million tonnes in the June quarter. The strip ratio decreased from 4.4 to 3.9.

The yield decreased from 1.35 grams per tonne to 1.32 grams per tonne in line with the mine schedule for the June quarter.

Tonnes processed decreased from 1.1 million tonnes in the March quarter to 0.95 million tonnes in the June quarter. The decreased throughput was due to the nine day unplanned plant shutdown during which both the ball and SAG mill slipper pads were replaced. Both the SAG and ball mill shells are supported by a set of bearings called slipper pads. These slipper pads are white metal bearings with high and low pressure oil ports to direct the oil flow.

Net operating costs, including gold-in-process movements, increased from US$41 million to US$44 million due to drawdown of inventory in the June quarter compared with a build-up in the March quarter.

Operating profit decreased from US$19 million in the March quarter to US$8 million in the June quarter as a result of the lower revenue due to lower gold production and the lower gold price received.

Capital expenditure decreased from US$7 million to US$5 million due to timing of expenditure with the majority spent on raising the East tailings storage facility.

The all-in sustaining costs and total all-in cost per ounce increased from US$1,111 per ounce in the March quarter to US$1,282 per ounce in the June quarter due to the lower gold production and higher net operating costs, partially offset by lower sustaining capital expenditure.

South America region

Peru

Cerro Corona

		June 2014	March 2014
Gold produced	- 000'oz	**34.8**	34.8
Copper produced	- tonnes	**7,948**	8,294
Total equivalent gold produced	- 000' eqoz	**76.8**	80.5
Total equivalent gold sold	- 000' eqoz	**96.7**	60.7
Yield - gold	- g/t	**0.65**	0.66
- copper	- %	**0.48**	0.50
- combined	- g/t	**1.38**	1.46
All-in sustaining costs	- US$/oz	**307**	97
Total all-in cost	- US$/oz	**307**	97
AISC per equivalent ounce*	- US$/oz	**789**	581
AIC per equivalent ounce*	- US$/oz	**789**	581
Gold price**	- US$/oz	**1,287**	1,283
Copper price**	- US$/t	**6,759**	7,102

*   Refer to page 22 and 24 for calculations.

** Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production was similar at 34,800 ounces. Copper production decreased by 4 per cent from 8,294 tonnes in the March quarter to 7,948 tonnes in the June quarter. Equivalent gold production decreased by 5 per cent from 80,500 ounces to 76,800 ounces mainly due to a decrease in copper head grades treated. Gold head grade increased from 0.96 grams per tonne to 1.01 grams per tonne and copper head grade decreased from 0.60 per cent to 0.57 per cent. Gold recoveries decreased from 68.1 per cent to 64.7 per cent resulting from a change in the mine plan as a result of arsenic presence. Copper recoveries decreased from 84.7 per cent to 84.1 per cent, resulting from lower head grades.

In the June quarter, concentrate with a payable content of 42,902 ounces of gold was sold at an average price of US$1,285 per ounce and 10,210 tonnes of copper was sold at an average price of US$5,975 per tonne, net of treatment and refining charges. This compared with 28,501 ounces of gold that was sold at an average price of US$1,281 per ounce and 6,083 tonnes of copper that was sold at an average price of US$6,350 per tonne, net of treatment and refining charges in the March quarter. Total equivalent gold sales increased by 59 per cent from 60,700 ounces in the March quarter to 96,700 ounces in the June quarter due to additional shipments, deferred from the March quarter.

Tonnes mined increased by 3 per cent from 3.46 million tonnes in the March quarter to 3.55 million tonnes in the June quarter. Ore mined decreased marginally from 1.79 million tonnes to 1.78 million tonnes. The strip ratio increased from 0.93 to 1.00 in line with the mining sequence.

Ore processed increased by 1 per cent from 1.71 million tonnes in the March quarter to 1.73 million tonnes in the June quarter mainly due to an increase in plant throughput from 814 tonnes per hour in the March quarter to 834 tonnes per hour in the June quarter. Gold yield decreased from 0.66 grams per tonne to 0.65 grams per tonne and copper yield decreased from 0.50 per cent to 0.48 per cent.

Net operating costs, including gold-in-process movements, increased by 113 per cent from US$24 million in the March quarter to US$51 million in the June quarter. The higher cost was mainly due to a US$11 million drawdown of concentrate inventory resulting in the higher sales in the quarter compared with a US$13 million build-up at the end of the March quarter.

Operating profit increased from US$51 million in the March quarter to US$66 million in the June quarter mainly due to higher revenue.

Capital expenditure increased from US$7 million in the March quarter to US$20 million in the June quarter mainly due to timing on the construction of a further raise of the tailings dam and the installation of a jaw-crusher in the processing plant.

The all-in sustaining costs and total all-in cost per ounce increased from US$97 per ounce in the March quarter to US$307 per ounce in the June quarter mainly due to higher capital expenditure and the drawdown of inventory. All-in sustaining costs and total all-in cost per equivalent ounce increased by 36 per cent from US$581 per equivalent ounce to US$789 per equivalent ounce.

Australia region

St Ives

		June 2014	March 2014
Gold produced	- 000'oz	**83.4**	96.6
Yield - underground	- g/t	**3.75**	3.47
- surface	- g/t	**1.20**	1.27
- combined	- g/t	**2.27**	2.34
All-in sustaining costs	- A$/oz	**1,472**	1,444
	- US$/oz	**1,372**	1,291
Total all-in cost	- A$/oz	**1,472**	1,444
	- US$/oz	**1,372**	1,291

Gold production decreased by 14 per cent from 96,600 ounces in the March quarter to 83,400 ounces in the June quarter mainly due to the earlier than planned closure of the Argo underground mine in April, as well as a failure in the grinding circuit of the mill in June. The closure of the Argo underground mine is planned to be replaced by ore from Neptune in the second half of 2014. Neptune is a high grade open pit, which was undergoing pre-strip in the first half of the year.

At the underground operations, ore mined decreased by 23 per cent from 625,000 tonnes in the March quarter to 480,000 tonnes in the June quarter, a direct result of the closure of the Argo underground mine. The average grade of ore mined increased from 3.97 grams per tonne to 4.03 grams per tonne.

At the open pit operations, total ore tonnes mined increased by 59 per cent from 214,000 tonnes at 1.37 grams per tonne mined in the March quarter to 341,000 tonnes at 1.65 grams per tonne mined in the June quarter, as scheduled. Operational waste tonnes mined increased from 0.5 million tonnes to 1.2 million tonnes, while capital waste tonnes mined increased from 3.7 million tonnes in the March quarter to 3.8 million tonnes in the June quarter. During the June quarter, the focus has remained on pre-stripping the high grade Neptune pit and the Redback pit in order to secure new ore sources for the second half of 2014. Dewatering of pits continued into the June quarter due to the significant rain events in the March quarter affecting mining schedules. The strip ratio decreased from 19.5 in the March quarter to 14.8 in the June quarter. It is expected to reduce significantly in the second half of the year as Neptune and Redback come into production.

Throughput at the Lefroy mill decreased from 1.28 million tonnes to 1.14 million tonnes. Yield decreased from 2.32 grams per tonne to 2.20 grams per tonne. Gold production from the Lefroy plant decreased from 95,700 ounces in the March quarter to 80,900 ounces in the June quarter mainly due to reduced underground high grade ore which was replaced by lower grade stockpiled material. Throughput decreased due to a failure in the grinding circuit which caused the loss of one week's production. Following the cessation of stacking activities at the end of 2012, irrigation of the existing heap leach pad continued, and a further 2,500 ounces were recovered in the June quarter compared with 900 ounces in the March quarter. Since cessation of stacking activities a total of 15,400 ounces have been recovered.

Net operating costs, including gold-in-process movements, decreased from A$97 million (US$87 million) in the March quarter to A$80 million (US$75 million) in the June quarter mainly due to the closure of the

Argo underground mine and a reduced gold-in-process charge to costs of A$2 million (US$2 million) in the June quarter compared with A$11 million (US$10 million) in the March quarter. The reduced gold-in-process charge in the June quarter was due to more ore mined as compared with the March quarter and the stockpiled material milled was from low grade but low cost historical stockpiles.

Operating profit decreased from A$41 million (US$36 million) in the March quarter to A$37 million (US$34 million) in the June quarter due to the lower ounces sold and lower gold price received, partially offset by lower net operating costs.

Capital expenditure decreased marginally from A$37 million (US$33 million) in the March quarter to A$36 million (US$33 million) in the June quarter.

All-in sustaining costs and total all-in cost per ounce increased from A$1,444 per ounce (US$1,291 per ounce) in the March quarter to A$1,472 per ounce (US$1,372 per ounce) in the June quarter mainly due to the lower production.

Agnew/Lawlers

		June 2014	March 2014
Gold produced	- 000'oz	66.0	59.2
Yield - underground	- g/t	6.79	6.46
- surface	- g/t	3.00	2.15
- combined	- g/t	6.78	6.27
All-in sustaining costs	- A$/oz	1,083	1,147
	- US$/oz	1,010	1,025
Total all-in cost	- A$/oz	1,083	1,147
	- US$/oz	1,010	1,025

Gold production increased by 11 per cent from 59,200 ounces in the March quarter to 66,000 ounces in the June quarter mainly due to higher tonnes and grades from both the New Holland and Waroonga mines.

Ore mined from underground increased by 12 per cent from 266,300 tonnes in the March quarter to 298,800 tonnes in the June quarter and head grade increased from 6.91 grams per tonne in the March quarter to 7.53 grams per tonne in the June quarter. The improved grade was due to higher grade areas being mined in the Waroonga mine during the June quarter in accordance with the mine sequence.

Tonnes processed increased from 294,000 tonnes in the March quarter to 303,000 tonnes in the June quarter. The combined yield increased from 6.27 grams per tonne to 6.78 grams per tonne with higher underground grades and less stockpiled material processed.

Net operating costs, including gold-in-process movements, increased from A$42 million (US$37 million) in the March quarter to A$47 million (US$43 million) in the June quarter. The increase reflected a smaller A$2 million (US$2 million) credit for a build-up of gold-in-circuit during the June quarter, compared with A$5 million (US$4 million) in the March quarter.

Operating profit was similar at A$44 million (US$41 million) due to the higher production, partially offset by the lower gold price received.

Capital expenditure decreased from A$23 million (US$21 million) in the March quarter to A$22 million (US$20 million) in the June quarter mainly due to timing of expenditure.

All-in sustaining costs and total all-in cost per ounce decreased from A$1,147 per ounce (US$1,025 per ounce) in the March quarter to A$1,083 per ounce (US$1,010 per ounce) in the June quarter mainly due to increased gold sold.

Darlot

		June 2014	March 2014
Gold produced	- 000'oz	22.9	22.9
Yield	- g/t	5.53	4.96
All-in sustaining costs	- A$/oz	1,316	1,203
	- US$/oz	1,228	1,075
Total all-in cost	- A$/oz	1,316	1,203
	- US$/oz	1,228	1,075

Gold production was similar at 22,900 ounces.

Ore mined from underground decreased from 141,000 tonnes to 133,000 tonnes. The reduction was due to a shortfall in both development and stoping ore. Head grade increased from 4.96 grams per tonne in the March quarter to 5.63 grams per tonne in the June quarter. The increased head grade reflects the continued focus on mining only those ounces that produce a margin.

Tonnes processed decreased from 144,000 tonnes in the March quarter to 129,000 tonnes in the June quarter. The yield increased from 4.96 grams per tonne to 5.53 grams per tonne with the higher yield due to higher grades mined and a reduction of gold-in-process.

Net operating costs, including gold-in-process movements, decreased from A$24 million (US$22 million) in the March quarter to A$23 million (US$22million) in the June quarter, reflecting the lower tonnes mined and processed.

Operating profit decreased from A$9 million (US$8 million) in the March quarter to A$8 million (US$7 million) in the June quarter due to the lower gold price received.

Capital expenditure increased from A$2 million (US$2 million) in the March quarter to A$5 million (US$5 million) in the June quarter as a result of increased expenditure on exploration and capital development.

All-in sustaining costs and total all-in cost per ounce increased from A$1,203 per ounce (US$1,075 per ounce) in the March quarter to A$1,316 per ounce (US$1,228 per ounce) in the June quarter mainly due to higher capital expenditure.

Granny Smith

		June 2014	March 2014
Gold produced	- 000'oz	84.6	66.5
Yield	- g/t	7.32	5.16
All-in sustaining costs	- A$/oz	742	1,018
	- US$/oz	692	910
Total all-in cost	- A$/oz	742	1,018
	- US$/oz	692	910

Gold production increased by 27 per cent from 66,500 ounces in the March quarter to 84,600 ounces in the June quarter due to significantly higher grades mined and improved recoveries.

Ore mined from underground decreased from 405,000 tonnes to 373,000 tonnes but head grade mined increased from 5.70 grams per tonne in the March quarter to 8.10 grams per tonne in the June quarter. The increased grade mined was due to mining in higher grade areas and improved dilution control.

Tonnes processed decreased from 401,000 tonnes in the March quarter to 359,000 tonnes in the June quarter due to lower tonnes mined. The combined yield increased from 5.16 grams per tonne to 7.32 grams per tonne due to higher grades mined and an increase in recoveries.

Net operating costs, including gold-in-process movements, decreased from A$56 million (US$50 million) in the March quarter to A$48 million (US$45 million) in the June quarter due to decreased tonnes mined and processed and cost saving initiatives.

Operating profit increased from A$41 million (US$37 million) in the March quarter to A$68 million (US$63 million) in the June quarter due to higher production and lower operating costs.

Capital expenditure increased from A$8 million (US$7 million) in the March quarter to A$11 million (US$10 million) in the June quarter. Capital expenditure was incurred primarily on improvements to the processing plant.

All-in sustaining costs and total all-in cost per ounce decreased from A$1,018 per ounce (US$910 per ounce) in the March quarter to A$742 per ounce (US$692 per ounce) in the June quarter mainly due to increased production and lower operating costs.

Quarter ended 30 June 2014 compared with quarter ended 30 June 2013

Group attributable equivalent gold production, increased by 22 per cent from 451,000 ounces for the June 2013 quarter to 548,000 ounces for the June 2014 quarter, mainly due to the inclusion of production from the Yilgarn South assets in the June 2014 quarter.

At the South Africa region, gold production at South Deep, decreased by 34 per cent from 2,420 kilograms (77,800 ounces) in the June 2013 quarter to 1,591 kilograms (51,100 ounces) in the June 2014 quarter, as a result of lost production mainly due to two fatal accidents and safety stoppages in the June 2014 quarter.

At the West Africa region, total managed gold production increased by 6 per cent from 171,000 ounces for the June 2013 quarter to 181,300 ounces for the June 2014 quarter. The June 2013 quarter at both Tarkwa and Damang was affected by six days of industrial action. At Tarkwa, gold production increased by 1 per cent from 139,200 ounces to 140,700 ounces mainly due to increased tonnes processed, partially offset by the cessation of crushing and stacking operations at the heap leach facilities. At Damang, gold production increased by 27 per cent from 31,800 ounces to 40,500 ounces mainly due to higher mill throughput and head grade in the June 2014 quarter.

At the South America region, gold equivalent production at Cerro Corona increased by 10 per cent from 70,000 ounces for the June 2013 quarter to 76,800 ounces for the June 2014 quarter mainly due to increased ore processed and higher copper grade, partially offset by lower gold grade.

At the Australia region, gold production increased by 70 per cent from 150,800 ounces for the June 2013 quarter to 256,900 ounces for the June 2014 quarter mainly due to the acquisition of the Yilgarn South assets. At St Ives, gold production decreased by 15 per cent from 97,700 ounces to 83,400 ounces, mainly due to the closure of Argo and lower underground head grade. At Agnew/Lawlers, gold production increased by 25 per cent from 53,000 ounces to 66,000 ounces, mainly due to the inclusion of Lawlers. At Darlot and Granny Smith gold production amounted to 22,900 ounces and 84,600 ounces, respectively.

Income statement

Revenue increased by 17 per cent from US$637 million in the June 2013 quarter to US$747 million in the June 2014 quarter due to the higher gold sold, partially offset by the lower gold price received. The average gold price decreased by 7 per cent from US$1,372 per ounce to US$1,275 per ounce. The average Rand/US dollar exchange rate weakened by 12 per cent from R9.41 in the June 2013 quarter to R10.53 in the June 2014 quarter. The average Australian/US dollar exchange rate weakened by 7 per cent from A$1.00 = US$1.00 to A$1.00 = US$0.93.

Net operating costs increased by 10 per cent from US$397 million to US$436 million due to the inclusion of the Yilgarn South assets.

At South Deep in South Africa, net operating costs decreased by 14 per cent from R797 million (US$85 million) in the June 2013 quarter to R687 million (US$65 million) in the June 2014 quarter. This was mainly due to the lower production as well as cost restructuring, partially offset by annual wage increases and normal inflationary increases. All-in sustaining costs of R505,974 per kilogram (US$1,495 per ounce) and total all-in cost of R570,575 per kilogram (US$1,685 per ounce) in the June 2014 quarter compared with R471,288 per kilogram (US$1,558 per ounce) and R573,110 per kilogram (US$1,894 per ounce), respectively, in the June 2013 quarter.

At the West Africa region, net operating costs decreased by 17 per cent from US$162 million in the June 2013 quarter to US$134 million in the June 2014 quarter. All-in sustaining costs and total all-in cost for the region amounted to US$1,084 per ounce in the June 2014 quarter compared with US$1,712 per ounce in the June 2013 quarter. At Tarkwa, net operating costs decreased by 29 per cent from US$126 million to US$90 million. Good cost control as well as lower contractor and consumable stores costs due to the heap leach closure were partially offset by annual wage increases and increased power rates. Net operating costs were also lower due to a US$1 million gold-in-process credit to cost in the June 2014 quarter, compared with a US$10 million drawdown of stockpiles in the June 2013 quarter. All-in sustaining costs and total all-in cost amounted to US$1,026 per ounce in the June 2014 quarter compared with US$1,592 per ounce in the June 2013 quarter. At Damang, net operating costs increased by 22 per cent from US$36 million to US$44 million due to higher production and annual wage increases as well as increases in price and consumption of reagents and higher contractor costs. All-in sustaining costs and total all-in cost amounted to US$1,282 per ounce in the June 2014 quarter compared with US$2,241 per ounce in the June 2013 quarter.

At Cerro Corona in South America, net operating costs increased by 70 per cent from US$30 million in the June 2013 quarter to US$51 million in the June 2014 quarter. This was mainly due to a US$11 million drawdown of concentrate inventory in the June 2014 quarter compared with a US$9 million increase in sulphide ore stockpiles in the June 2013 quarter. All-in sustaining costs and total all-in cost amounted to US$307 per ounce in the June 2014 quarter compared with US$587 per ounce in the June 2013 quarter. All-in sustaining costs and total all-in cost, on a gold equivalent basis amounted to US$789 per ounce in the June 2014 quarter compared with US$776 per ounce in the June 2013 quarter.

At the Australia region, net operating costs increased by 66 per cent from A$120 million (US$120 million) in the June 2013 quarter to A$199 million (US$185 million) in the June 2014 quarter mainly due to the inclusion of the Yilgarn South assets. All-in sustaining costs and total all-in cost for the region amounted to A$1,118 per ounce (US$1,042 per ounce) in the June 2014 quarter compared with A$1,150 per ounce (US$1,151 per ounce) in the June 2013 quarter.

At St Ives, net operating costs decreased from A$87 million (US$86 million) to A$80 million (US$75 million) mainly due to lower operational waste tonnes mined in the June 2014 quarter as well as cost improvements, partially offset by a A$2 million (US$2 million) drawdown of gold-in-process in the June 2014 quarter compared with a A$3 million (US$3 million) build-up of stockpiles in the June 2013 quarter. All-in sustaining costs and total all-in cost for St Ives amounted to A$1,472 per ounce (US$1,372 per ounce) in the June 2014 quarter compared with A$1,276 per ounce (US$1,278 per ounce) in the June 2013 quarter. At Agnew, net operating costs increased by 38 per cent from A$34 million (US$34 million) to A$47 million (US$43 million) due to additional costs from Lawlers which were not included in the June 2013 costs. All-in sustaining costs and total all-in cost for Agnew amounted to A$1,083 per ounce (US$1,010 per ounce) in the June 2014 quarter compared with A$916 per ounce (US$918 per ounce) in the June 2013 quarter. At Darlot and Granny Smith, net operating costs were A$23 million (US$22 million) and

A\$48 million (US\$45 million), respectively, in the June 2014 quarter. All-in sustaining costs and total all-in cost for Darlot and Granny Smith amounted to A\$1,316 per ounce (US\$1,228 per ounce) and A\$742 per ounce (US\$692 per ounce), respectively, in the June 2014 quarter.

The Group all-in sustaining costs of US\$1,050 per ounce and total all-in cost of US\$1,093 per ounce in the June 2014 quarter compared with US\$1,416 per ounce and US\$1,572 per ounce, respectively, in the June 2013 quarter.

Operating profit increased from US\$240 million to US\$311 million as a result of the above.

Amortisation for the Group increased from US\$143 million in the June 2013 quarter to US\$175 million in the June 2014 quarter due to the inclusion of the Yilgarn South assets, partially offset by lower amortisation at South Deep due to its lower production.

Net interest paid increased from US\$14 million to US\$19 million due to an increase in borrowings.

The share of equity accounted losses after taxation decreased from US\$5 million to US\$1 million and related to the ongoing study and evaluation costs at the Far Southeast project (FSE). This decrease reflects the Group's decision in May 2013 to deliberately cut back on Growth and International Projects expenditure.

Exploration expenditure, which is all greenfields expenditure (brownfields expenditure is capitalised), decreased from US\$22 million to US\$15 million due to the Group's decision to deliberately reduce expenditure on greenfields exploration activities, in favour of increased brownfields exploration.

Non-recurring costs of US\$8 million in the June 2014 quarter compared with US\$143 million in the June 2013 quarter. The non-recurring expenses in the June 2014 quarter included mainly retrenchment costs of US\$2 million at Tarkwa and South Deep as well as US\$4 million on information technology conversions at the Yilgarn South assets.

The non-recurring expenses in the June 2013 quarter included US\$8 million relating to business process re-engineering and restructuring costs across the Group and US\$127 million relating to impairment costs at Tarkwa and Damang.

Royalties of US\$22 million in the June 2014 quarter compared with US\$19 million in the June 2013 quarter, in line with the higher revenue.

Taxation of US\$30 million in the June 2014 quarter compared with US\$7 million in the June 2013 quarter. The increase was due to higher profit before taxation.

Net earnings of US\$19 million in the June 2014 quarter compared with net losses of US\$129 million in the June 2013 quarter.

Normalised earnings of US\$25 million in the June 2014 quarter compared with normalised losses of US\$36 million in the June 2013 quarter.

Cash flow

Cash inflow from operating activities for continuing operations of US\$220 million in the June 2014 quarter compared with a cash outflow of US\$42 million in the June 2013 quarter. This was mainly due to higher profit from the operations as well as lower non-recurring items and lower royalties and taxation paid.

Cash outflows from investing activities for continuing operations decreased from US\$188 million to US\$156 million, mainly due to lower capital expenditure.

Capital expenditure decreased from US\$187 million in the June 2013 quarter to US\$153 million in the June 2014 quarter mainly due to key infrastructure required for the production build-up having been largely completed at South Deep. This was partially offset by increased expenditure in the Australia region as a result of the acquisition of the Yilgarn South assets. At the South Africa region, capital expenditure at South Deep decreased from R571 million (US\$61 million) to R194 million (US\$19 million).

At the West Africa region, capital expenditure decreased from US\$56 million to US\$46 million mainly due to no capital waste strip at Damang. In South America, at Cerro Corona, capital expenditure increased from US\$16 million to US\$20 million due to higher expenditure on the tailings storage facility. At the Australia region, capital expenditure increased from A\$47 million (US\$47 million) to A\$73 million (US\$68 million) due to the inclusion of the Yilgarn South assets.

Net cash inflow before dividends and financing amounted to US\$65 million in the June 2014 quarter compared with a net cash outflow of US\$230 million in the June 2013 quarter.

Net cash outflow from financing activities for continuing operations of US\$80 million in the June 2014 quarter compared with net cash inflow of US\$131 million in the June 2013 quarter. Both related to long term and short term loans received and repaid.

The net cash outflow for continuing operations of US\$26 million in the June 2014 quarter compared with an outflow of US\$99 million in the June 2013 quarter. After accounting for a positive translation adjustment of US\$3 million, the cash outflow for continuing operations in 2014 was US\$23 million. The cash balance at the end of June 2014 was US\$351 million compared with US\$443 million at the end of June 2013.

Corporate

Mineral Resource and Mineral Reserve supplement

Gold Fields, (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) published its Mineral Resource and Mineral Reserve Supplement to the 2013 Integrated Annual Review on 16 May 2014.

The Supplement contains a comprehensive overview of Gold Fields' Mineral Resource and Mineral Reserve status as well as a detailed breakdown for its operations and growth projects.

As at 31 December 2013, Gold Fields had attributable gold Mineral Reserves of 48.6 million ounces and gold Mineral Resources of 113.4 million ounces (100 million ounces exclusive of growth projects). In addition, the attributable copper Mineral Reserves totalled 708 million pounds and Mineral Resources 7,120 million pounds (1,119 million pounds exclusive of growth projects).

Litigation statement

On 21 August 2008, Gold Fields Operations Limited, formerly known as Western Areas Limited ("WAL"), a subsidiary of Gold Fields Limited, received a summons from Randgold and Exploration Company Limited ("R&E") and African Strategic Investment Holdings Limited. The summons claims that during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now Uranium One. The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One shares between the dates of the alleged thefts and March 2008 (between R11 billion and R12 billion). The quantifiable alternative claims have been computed on the basis of the actual amounts allegedly received by Gold Fields Operations to fund its operations (approximately R521 million).

It should be noted that the claims lie only against Gold Fields Operations Limited, whose only interest is a 50 per cent stake in the South Deep mine. This alleged liability is historic and relates to a period of time prior to the Group purchasing the company. Gold Fields Operations Limited's assessment remains that it has sustainable defences to these claims and, accordingly, Gold Fields Operation Limited's attorneys were instructed to vigorously defend the claims.

Native Title Claim

Gold Fields advised the market on 7 July 2014 that a decision had been handed down by a single judge of the Federal Court of Australia on 3 July 2014, in which the Court had accepted the submissions of the Ngadju People that the re-grant of certain St Ives' tenements by the State of Western Australia in 2004 was not compliant with the correct processes set out in the Native Title Act 1993 (Cth), and as such, the re-granted tenements are invalid to the extent the exercise of rights under the tenements is inconsistent with the Ngadju People's native title rights. The parties now have to undertake a process of agreeing the terms of the determination, which will give effect to the decision. This process can take a number of months.

The decision does not affect the grant of mining tenure to St Ives under the Mining Act 1978 (WA). St Ives still validly holds all of the tenements which underpin its mining operations at St Ives, and as these proceedings are not an action against St Ives for failure to take certain steps, the Court has no ability to impose any sort of penalty against St Ives. Operations at St Ives will continue as usual pending the outcome of the determination process.

Gold Fields is both surprised and disappointed by this finding, and remains strongly of the view that it has at all times complied with its obligations under the Native Title Act 1993 (Cth) in respect of its dealings with these tenements. Gold Fields will now take time to consider the written judgment with its legal advisers. It is likely that Gold Fields will appeal to the Full Court of the Federal Court of Australia (3 Judges), and, if necessary, the High Court of Australia. Gold Fields will also take all steps necessary to ensure that the St Ives operations are unaffected whilst this matter is resolved through the relevant Court processes.

SEC investigation

Gold Fields Limited was informed in September 2013 that it is the subject of a regulatory investigation in the United States by the US Securities and Exchange Commission relating to the Black Economic Empowerment transaction (BEE Transaction) associated with the granting of the mining license for its South Deep operation. In South Africa, the Directorate for Priority Crime Investigation (the "Hawks") informed the Company that it has started a preliminary investigation into the BEE transaction to determine whether or not to proceed with a formal investigation, following a complaint by the Democratic Alliance. The investigations are in early stages and it is not possible to determine what the ultimate outcome of these investigations will be on the Company or the timing thereof.

Cash dividend

In line with the company's dividend policy to pay out a dividend of between 25 and 35 per cent of its earnings, the Board has approved and declared an interim dividend number 80 of 20 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2014. The interim dividend will be subject to the Dividend Withholding Tax that was introduced with effect from 1 April 2012. In accordance with paragraphs 11.17(a)(i) and 11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The local dividends tax rate is 15 per cent (fifteen per centum);
- The gross local dividend amount is 20 SA cents per ordinary share for shareholders exempt from dividends tax;

- The company has no further STC credits available and the Dividend Withholding Tax of 15 per cent (fifteen per centum) will be applicable to this dividend;
- The net local dividend amount is 17.00000 SA cents per ordinary share for shareholders liable to pay the dividends tax;
- Gold Fields currently has 774 508 626 ordinary shares in issue (included in this number are 856 330 treasury shares); and
- Gold Fields' income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the interim dividend:

Interim dividend number 80:	20 SA cents	per share
Last date to trade cum-dividend:	Friday	5 September 2014
Sterling and US dollar conversion date:	Monday	8 September 2014
Shares commence trading ex-dividend:	Monday	8 September 2014
Record date:	Friday	12 September 2014
Payment of dividend:	Monday	15 September 2014

Share certificates may not be dematerialised or rematerialised between Monday, 8 September 2014 and Friday, 12 September 2014, both dates inclusive.

Outlook

The Group reaffirms the guidance provided on 13 February 2014, despite variations between the different operations. Attributable equivalent gold production for the Group for the year ending December 2014 is forecast at around 2.2 million gold ounces. While South Deep's production will be lower than previously estimated, as discussed earlier, the shortfall is expected to be offset by improved performances from Granny Smith, Tarkwa and Cerro Corona.

All-in sustaining cost is forecast at US$1,125 per ounce and total all in cost is forecast at US$1,150 per ounce, again in line with the guidance given in February 2014.

Capital expenditure for the year is forecast at US$640 million, in line with guidance.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 6 and 28.

Basis of accounting

The unaudited condensed consolidated quarterly financial statements are prepared in accordance with International Financial Reporting Standard, (IAS) 34 *Interim Financial Reporting,* the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

The accounting policies applied in the preparation of these quarterly financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous annual financial statements.

N.J. Holland
Chief Executive Officer
21 August 2014

The financial statements are presented on a condensed consolidated basis

Income statement

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Quarter			Six months to	
	June 2014	March 2014	June 2013	**June 2014**	June 2013
Revenue	**747.0**	714.6	637.1	**1,461.6**	1,442.3
Operating costs, net	**(435.9)**	(422.7)	(397.0)	**(858.6)**	(798.1)
- Operating costs	**(424.5)**	(430.2)	(397.0)	**(854.7)**	(798.9)
- Gold inventory change	**(11.4)**	7.5	-	**(3.9)**	0.8
Operating profit	**311.1**	291.9	240.1	**603.0**	644.2
Amortisation and depreciation	**(174.6)**	(158.7)	(143.2)	**(333.3)**	(279.7)
Net operating profit	**136.5**	133.2	96.9	**269.7**	364.5
Net interest paid	**(18.8)**	(18.9)	(13.6)	**(37.7)**	(23.9)
Share of equity accounted earnings after taxation	**(0.9)**	(0.6)	(5.2)	**(1.5)**	(14.3)
Gain on foreign exchange	**0.8**	0.2	12.7	**1.0**	12.6
Loss on financial instruments	**(0.1)**	-	(4.0)	**(0.1)**	(4.0)
Share-based payments	**(5.0)**	(11.1)	(12.4)	**(16.1)**	(25.6)
Long-term employee benefits	**(3.9)**	-	-	**(3.9)**	-
Other	**(12.0)**	(11.3)	(8.2)	**(23.3)**	(17.6)
Exploration and project costs	**(14.7)**	(11.9)	(21.5)	**(26.6)**	(45.2)
Feasibility and evaluation costs	**-**	-	(11.6)	**-**	(24.9)
Profit before royalties, taxation and non-recurring items	**81.9**	79.6	33.1	**161.5**	221.6
Non-recurring items	**(8.2)**	(26.7)	(142.8)	**(34.9)**	(186.6)
Profit/(loss) before royalties and taxation	**73.7**	52.9	(109.7)	**126.6**	35.0
Royalties	**(21.8)**	(22.0)	(18.6)	**(43.8)**	(46.4)
Profit/(loss) before taxation	**51.9**	30.9	(128.3)	**82.8**	(11.4)
Mining and income taxation	**(29.6)**	(28.7)	(7.4)	**(58.3)**	(90.0)
- Normal taxation	**(24.1)**	(17.9)	(12.8)	**(42.0)**	(87.1)
- Deferred taxation	**(5.5)**	(10.8)	5.4	**(16.3)**	(2.9)
Net profit/(loss) from continuing operations	**22.3**	2.2	(135.7)	**24.5**	(101.4)
Net (loss)/profit from discontinued operations	**-**	-	(8.2)[*]	**-**	279.1
Net (loss)/profit from discontinued operations	**-**	-	(1.6)	**-**	53.5
Net (loss)/profit on distribution of discontinued operations	**-**	-	(6.6)	**-**	225.6
Net profit/(loss)	**22.3**	2.2	(143.9)	**24.5**	177.7
Attributable to:					
- Owners of the parent	**19.5**	(0.3)	(136.5)	**19.2**	177.1
- Non-controlling interest	**2.8**	2.5	(7.4)	**5.3**	0.6
Non-recurring items:					
(Loss)/profit on sale of investments	**(0.8)**	-	0.3	**(0.8)**	0.3
(Loss)/profit on sale of assets	**(2.6)**	-	-	**(2.6)**	0.1
Restructuring costs	**(2.2)**	(18.6)	(8.2)	**(20.8)**	(13.5)
Impairment of stockpiles and consumables	**-**	-	(59.0)	**-**	(59.0)
Impairment of investments and assets	**4.5**	(5.1)	(67.8)	**(0.6)**	(69.2)
Other	**(7.1)**	(3.0)	(8.1)	**(10.1)**	(45.3)
Total non-recurring items	**(8.2)**	(26.7)	(142.8)	**(34.9)**	(186.6)
Taxation	**2.9**	6.7	45.4	**9.6**	47.3
Net non-recurring items after tax	**(5.3)**	(20.0)	(97.4)	**(25.3)**	(139.3)
Net earnings/(loss) from continuing operations	**19.5**	(0.3)	(128.5)	**19.2**	(102.0)
Net (loss)/earnings from discontinued operations	**-**	-	(8.2)	**-**	279.1
Net earnings/(loss) per share (cents) from continuing operations	**2**	-	(18)	**2**	(14)
Net (loss)/earnings per share (cents) from discontinued operations	**-**	-	(1)	**-**	38
Diluted earnings/(loss) per share (cents) from continuing operations	**2**	-	(18)	**2**	(14)
Diluted (loss)/earnings per share (cents) from discontinued operations	**-**	-	(1)	**-**	38
Headline earnings/(loss) from continuing operations	**17.6**	4.8	(84.2)	**22.4**	(56.6)
Headline (loss)/earnings from discontinued operations	**-**	-	(1.6)	**-**	53.5
Headline earnings/(loss) per share (cents) from continuing operations	**2**	1	(12)	**3**	(8)
Headline earnings per share (cents) from discontinued operations	**-**	-	-	**-**	7
Diluted headline earnings/(loss) per share (cents) from continuing operations	**2**	1	(12)	**3**	(8)
Diluted headline earnings per share (cents) from discontinued operations	**-**	-	-	**-**	7
Net earnings/(loss) excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation – continuing operations	**24.6**	20.5	(36.0)	**45.1**	32.3
Net earnings/(loss) per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation (cents) – continuing operations	**3**	3	(5)	**6**	4
South African rand/United States dollar conversion rate	**10.53**	10.85	9.41	**10.69**	9.15
United States dollar/Australian dollar conversion rate	**0.93**	0.89	1.00	**0.92**	1.02
Gold equivalent sold – managed eq oz (000)	**586**	557	464	**1,143**	960
Gold equivalent price received US$/eq oz	**1,275**	1,283	1,372	**1,279**	1,503

* Due to conversion at year to date exchange rate.

Figures may not add as they are rounded independently.

The unaudited consolidated financial statements for the quarter ended 30 June 2014 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Statement of comprehensive income

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Quarter			Six months to	
	June 2014	March 2014	June 2013	June 2014	June 2013
Net profit/(loss)	**22.3**	2.2	(143.9)	**24.5**	177.7
Other comprehensive income/(expenses), net of tax	**81.7**	(89.2)	(369.2)	**(7.5)**	(634.5)
Marked to market valuation of listed investments	**(0.4)**	1.4	(5.4)	**1.0**	(3.9)
Currency translation adjustments and other	**82.1**	(90.6)	(365.1)	**(8.5)**	(631.1)
Deferred taxation on marked to market valuation of listed investments	**-**	-	1.3	**-**	0.5
Total comprehensive income/(expenses)	**104.0**	(87.0)	(513.1)	**17.0**	(456.8)
Attributable to:					
- Owners of the parent	**101.4**	(89.0)	(506.7)	**12.4**	(458.5)
- Non-controlling interest	**2.6**	2.0	(6.4)	**4.6**	1.7
	104.0	(87.0)	(513.1)	**17.0**	(456.8)

Statement of financial position

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Quarter	
	June 2014	December 2013
Property, plant and equipment	**5,233.6**	5,388.9
Goodwill	**421.8**	431.2
Non-current assets	**150.5**	117.7
Investments	**244.9**	245.0
Deferred taxation	**50.8**	51.9
Current assets	**1,162.5**	1,061.4
- Other current assets	**603.2**	677.2
- Cash and deposits	**350.1**	325.0
- Assets held for sale/distribution	**209.2**	59.2
Total assets	**7,264.1**	7,296.1
Shareholders' equity	**4,053.9**	4,045.2
Deferred taxation	**418.2**	399.4
Long-term loans	**1,847.6**	1,933.6
Environmental rehabilitation provisions	**299.5**	283.5
Long-term employee benefits	**4.0**	-
Other long-term provisions	**9.3**	10.9
Current liabilities	**631.6**	623.5
- Other current liabilities	**494.6**	497.0
- Current portion of long-term loans	**137.0**	126.5
Total equity and liabilities	**7,264.1**	7,296.1
US dollar/South African rand conversion rate	**10.57**	10.34
US dollar/Australian dollar conversion rate	**0.94**	0.89
Net debt	**1,634.5**	1,735.1

Hedging/Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Diesel hedge *

Australia

On 1 May 2013, St Ives Gold Mining Company (Pty) Ltd entered into a Singapore Gasoil 10PPM cash settled swap transaction contract for 7,500 barrels per month effective 1 June 2013 until 31 March 2014 at a fixed price of US$115 per barrel.

There were no outstanding contracts at 30 June 2014.

* Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Statement of changes in equity

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2013	**3,470.7**	**(1,340.8)**	**1,721.6**	**193.8**	**4,045.2**
Total comprehensive (expenses)/income	-	(6.8)	19.2	4.6	**17.0**
Profit for the period	-	-	19.2	5.3	**24.5**
Other comprehensive expenses	-	(6.8)	-	(0.7)	**(7.5)**
Dividends paid	-	-	(15.7)	(10.4)	**(26.1)**
Share-based payments	-	16.1	-	-	**16.1**
Loans received from non-controlling interest	-	-	-	1.6	**1.6**
Exercise of employee share options	0.1	-	-	-	**0.1**
Balance as at 30 June 2014	**3,470.8**	**(1,331.5)**	**1,725.1**	**189.6**	**4,053.9**

UNITED STATES DOLLARS	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2012	**4,599.9**	**(700.8)**	**2,082.6**	**209.3**	**6,191.0**
Total comprehensive (expenses)/income	-	(635.6)	177.1	1.7	**(456.8)**
Profit for the period	-	-	177.1	0.6	**177.7**
Other comprehensive (expenses)/income	-	(635.6)	-	1.1	**(634.5)**
Dividends paid	-	-	(61.2)	(0.8)	**(62.0)**
Distribution in specie of discontinued operations	(1,256.9)	-	-	-	**(1,256.9)**
Share-based payments	-	30.3	-	-	**30.3**
Transactions with non-controlling interest	-	-	-	(1.2)	**(1.2)**
Loans received from non-controlling interest	-	-	-	3.5	**3.5**
Exercise of employee share options	0.7	-	-	-	**0.7**
Balance as at 30 June 2013	**3,343.7**	**(1,306.1)**	**2,198.5**	**212.5**	**4,448.6**

Reconciliation of headline earnings from continuing operations with net earnings from continuing operations

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Quarter			Year to date	
	June 2014	March 2014	June 2013	June 2014	June 2013
Net earnings/(loss) from continuing operations	**19.5**	**(0.3)**	**(128.5)**	**19.2**	**(102.0)**
Profit/(loss) on sale of investments	0.8	-	(0.3)	0.8	(0.3)
Taxation effect on sale of investments	-	-	0.2	-	0.2
Profit/(loss) on sale of assets	2.6	-	-	2.6	(0.1)
Taxation effect on sale of assets	(0.8)	-	-	(0.8)	-
Impairment of investments and assets	(4.5)	5.1	67.8	0.6	69.2
Taxation on impairment of investments and assets	-	-	(23.4)	-	(23.6)
Headline earnings/(loss) from continuing operations	**17.6**	**4.8**	**(84.2)**	**22.4**	**(56.6)**
Headline earnings/(loss) per share – cents	**2**	1	(12)	**3**	(8)

Based on headline earnings/(loss) as given above divided by 768,872,415 (March 2014 – 767,841,289 and June 2013 – 735,823,756) being the weighted average number of ordinary shares in issue.

Statement of cash flows

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Quarter			Six months to	
	June 2014	March 2014	June 2013	June 2014	June 2013
Cash flows from operating activities	**220.3**	197.9	(42.4)	**418.2**	187.9
Profit before royalties, tax and non-recurring items	**81.9**	79.6	33.1	**161.5**	221.6
Non-recurring items	**(8.2)**	(26.7)	(142.8)	**(34.9)**	(186.6)
Amortisation and depreciation	**174.6**	158.7	143.2	**333.3**	279.7
South Deep BEE dividend	**(1.9)**	-	(2.2)	**(1.9)**	(2.2)
Change in working capital	**(4.4)**	26.8	(56.6)	**22.4**	(1.8)
Royalties and taxation paid	**(27.6)**	(52.9)	(141.1)	**(80.5)**	(276.5)
Other non-cash items	**5.9**	12.4	124.0	**18.3**	122.8
Cash generated by/(utilised in) continuing operations	**220.3**	197.9	(42.4)	**418.2**	157.0
Cash generated by discontinued operations	**-**	-	-	**-**	30.9
Dividends paid	**(10.4)**	(15.7)	-	**(26.1)**	(62.0)
Owners of the parent	**-**	(15.7)	-	**(15.7)**	(61.2)
Non-controlling interest holders	**(10.4)**	-	-	**(10.4)**	(0.8)
Cash flows from investing activities	**(155.5)**	(144.1)	(187.5)	**(299.6)**	(499.1)
Capital expenditure – additions	**(153.4)**	(141.3)	(187.2)	**(294.7)**	(431.6)
Capital expenditure – proceeds on disposal	**0.9**	0.1	0.1	**1.0**	0.2
Payment to Bezant	**-**	-	-	**-**	(10.0)
Purchase of investments	**-**	(1.6)	(0.9)	**(1.6)**	(2.5)
Proceeds on disposal of investments	**0.2**	1.8	1.4	**2.0**	1.6
Environmental payments	**(3.2)**	(3.1)	(0.9)	**(6.3)**	(1.9)
Cash utilised in continuing operations	**(155.5)**	(144.1)	(187.5)	**(299.6)**	(444.2)
Cash utilised in discontinued operations	**-**	-	-	**-**	(54.9)
Cash flows from financing activities	**(80.2)**	8.9	131.4	**(71.3)**	286.2
Loans received	**96.4**	128.3	141.1	**224.7**	2,973.8
Loans repaid	**(177.3)**	(120.3)	(10.0)	**(297.5)**	(2,730.8)
Non-controlling interest holders' loans received	**0.7**	0.9	-	**1.6**	3.5
Shares issued	**-**	-	0.3	**-**	0.7
Cash (utilised in)/generated by continuing operations	**(80.2)**	8.9	131.4	**(71.3)**	247.2
Cash generated by discontinued operations	**-**	-	-	**-**	39.0
Net cash (outflow)/inflow	**(25.8)**	47.0	(98.5)	**21.2**	(87.0)
Net cash (outflow)/inflow from continuing operations	**(25.8)**	47.0	(98.5)	**21.2**	(102.0)
Net cash inflow from discontinued operations	**-**	-	-	**-**	15.0
Cash distributed on unbundling of Sibanye		-	-		(106.4)
Translation adjustment	**2.7**	1.8	(27.3)	**4.5**	(19.5)
Cash at beginning of period	**373.8**	325.0	568.5	**325.0**	655.6
Cash at end of period	**350.7***	373.8	442.7	**350.7**	442.7
Cash flow from operating activities less net capital expenditure and environmental payments for continuing operations	**64.6**	53.6	(230.4)	**118.2**	(276.3)

* Cash at end of June 2014 comprises cash of US$350.1 million as in the Statement of financial position and US$0.6 million relating to Chucapaca project cash reallocated to assets held for sale.

Debt maturity ladder

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	31 Dec 2014	31 Dec 2015	1 Jan 2016 to 31 Dec 2020	Total
Uncommitted and committed loan facilities (including US$ bond)				
US dollar million	20.0	105.0	2,495.7	**2,620.7**
Rand million	1,297.0	-	2,500.0	**3,797.0**
Rand debt translated to dollar	122.7	-	236.5	**359.2**
Total (US$'m)	**142.7**	**105.0**	**2,732.2**	**2,979.9**
Utilisation – Uncommitted and committed loan facilities (including US$ bond)				
US dollar million	20.0	105.0	1,620.7	**1,745.7**
Rand million	1,025.0	-	1,500.0	**2,525.0**
Rand debt translated to dollar	97.0	-	141.9	**238.9**
Total (US$'m)	**117.0**	**105.0**	**1,762.6**	**1,984.6**

Exchange rate: US$1 = R10.57 being the closing rate at the end of the June 2014 quarter.

Operating and financial results

UNITED STATES DOLLARS		Total Mine Continuing Operations	South Africa Region		West Africa Region			South America Region
					Ghana			Peru
			South Deep		Total	Tarkwa	Damang	Cerro Corona
Operating Results								
Ore milled/treated (000 tonnes)	**June 2014**	**8,104**	**293**		**4,150**	**3,198**	**952**	**1,730**
	March 2014	8,877	389		4,653	3,574	1,079	1,714
	Year to date	16,981	682		8,803	6,772	2,031	3,444
Yield (grams per tonne)	**June 2014**	**2.2**	**5.4**		**1.3**	**1.3**	**1.3**	**1.4**
	March 2014	2.0	4.7		1.3	1.2	1.3	1.5
	Year to date	2.1	5.0		1.3	1.3	1.3	1.4
Gold produced (000 equivalent ounces)	**June 2014**	**566.1**	**51.1**		**181.3**	**140.7**	**40.5**	**76.8**
	March 2014	576.9	59.2		191.9	145.2	46.7	80.5
	Year to date	1,142.8	110.3		373.1	285.9	87.2	157.3
Gold sold (000 equivalent ounces)	**June 2014**	**586.0**	**51.1**		**181.3**	**140.7**	**40.5**	**96.7**
	March 2014	557.1	59.2		191.9	145.2	46.7	60.7
	Year to date	1,142.9	110.3		373.1	285.9	87.2	157.4
Gold price received (dollar per equivalent ounce)	**June 2014**	**1,275**	**1,294**		**1,285**	**1,284**	**1,285**	**1,212**
	March 2014	1,283	1,299		1,291	1,290	1,294	1,232
	Year to date	1,279	1,296		1,288	1,287	1,291	1,220
Operating costs (dollar per tonne)	**June 2014**	**52**	**223**		**32**	**28**	**45**	**23**
	March 2014	48	169		30	26	41	22
	Year to date	50	192		31	27	43	22
All-in-sustaining costs (dollar per ounce)	**June 2014**	**1,041**	**1,495**		**1,084**	**1,026**	**1,282**	**307**
	March 2014	1,052	1,345		1,039	1,016	1,111	97
	Year to date	1,047	1,415		1,061	1,021	1,192	225
All-in-costs (dollar per ounce)	**June 2014**	**1,059**	**1,685**		**1,084**	**1,026**	**1,282**	**307**
	March 2014	1,056	1,597		1,039	1,016	1,111	97
	Year to date	1,070	1,638		1,061	1,021	1,192	225
Financial Results ($ million)								
Revenue	**June 2014**	**747.0**	**66.1**		**232.9**	**180.8**	**52.1**	**117.2**
	March 2014	714.6	76.8		247.7	187.2	60.5	74.8
	Year to date	1,461.6	142.9		480.6	368.0	112.6	192.0
Net operating costs	**June 2014**	**(435.9)**	**(65.3)**		**(133.8)**	**(89.7)**	**(44.0)**	**(51.4)**
	March 2014	(422.7)	(65.8)		(136.9)	(95.5)	(41.4)	(24.3)
	Year to date	(858.6)	(131.1)		(270.7)	(185.2)	(85.5)	(75.8)
- Operating costs	**June 2014**	**(424.5)**	**(65.3)**		**(133.5)**	**(90.3)**	**(43.2)**	**(40.1)**
	March 2014	(430.2)	(65.8)		(138.4)	(94.1)	(44.3)	(37.1)
	Year to date	(854.7)	(131.1)		(271.9)	(184.4)	(87.5)	(77.2)
- Gold inventory change	**June 2014**	**(11.4)**	**-**		**(0.3)**	**0.6**	**(0.8)**	**(11.3)**
	March 2014	7.5	-		1.5	(1.4)	2.8	12.7
	Year to date	(3.9)	-		1.2	(0.8)	2.0	1.4
Operating profit	**June 2014**	**311.1**	**0.8**		**99.2**	**91.1**	**8.1**	**65.8**
	March 2014	291.9	11.0		110.8	91.7	19.0	50.5
	Year to date	603.0	11.8		209.9	182.8	27.1	116.2
Amortisation of mining assets	**June 2014**	**(174.2)**	**(18.5)**		**(40.8)**	**(35.2)**	**(5.6)**	**(21.0)**
	March 2014	(158.1)	(19.7)		(40.3)	(35.8)	(4.5)	(18.6)
	Year to date	(332.2)	(38.2)		(81.0)	(71.0)	(10.1)	(39.6)
Net operating profit	**June 2014**	**136.9**	**(17.6)**		**58.4**	**55.9**	**2.5**	**44.7**
	March 2014	133.8	(8.7)		70.5	56.0	14.5	31.8
	Year to date	270.8	(26.3)		128.9	111.8	17.0	76.5
Other expenses	**June 2014**	**(20.9)**	**(6.3)**		**(4.1)**	**(2.8)**	**(1.3)**	**(3.4)**
	March 2014	(19.6)	(5.8)		(5.2)	(2.9)	(2.3)	(1.8)
	Year to date	(40.5)	(12.1)		(9.3)	(5.7)	(3.6)	(5.2)
Profit before royalties and taxation	**June 2014**	**116.1**	**(23.9)**		**54.3**	**53.1**	**1.2**	**41.3**
	March 2014	114.3	(14.5)		65.3	53.1	12.2	30.0
	Year to date	230.4	(38.4)		119.6	106.1	13.4	71.3
Royalties, mining and income taxation	**June 2014**	**(48.2)**	**7.0**		**(25.8)**	**(23.7)**	**(2.1)**	**(11.3)**
	March 2014	(46.6)	4.0		(25.6)	(20.0)	(5.5)	(9.9)
	Year to date	(95.0)	11.0		(51.4)	(43.8)	(7.6)	(21.4)
- Normal taxation	**June 2014**	**(25.7)**	**-**		**(12.2)**	**(12.2)**	**-**	**(13.6)**
	March 2014	(17.5)	-		(5.3)	(5.3)	-	(12.1)
	Year to date	(43.4)	-		(17.5)	(17.5)	-	(25.9)
- Royalties	**June 2014**	**(21.8)**	**(0.3)**		**(11.6)**	**(9.0)**	**(2.6)**	**(1.2)**
	March 2014	(22.0)	(0.4)		(12.4)	(9.4)	(3.0)	(1.6)
	Year to date	(43.8)	(0.7)		(24.0)	(18.4)	(5.6)	(2.8)
- Deferred taxation	**June 2014**	**(0.7)**	**7.4**		**(2.0)**	**(2.5)**	**0.5**	**3.5**
	March 2014	(7.1)	4.4		(7.9)	(5.4)	(2.5)	3.8
	Year to date	(7.8)	11.8		(9.9)	(7.9)	(2.0)	7.3
Profit before non-recurring items	**June 2014**	**67.9**	**(16.9)**		**28.4**	**29.3**	**(0.9)**	**30.0**
	March 2014	67.6	(10.5)		39.8	33.1	6.7	20.1
	Year to date	135.4	(27.4)		68.1	62.2	5.8	49.9
Non-recurring items	**June 2014**	**(10.0)**	**(0.6)**		**(1.7)**	**(1.6)**	**(0.1)**	**(2.6)**
	March 2014	(20.5)	(1.2)		(15.7)	(13.3)	(2.4)	-
	Year to date	(30.5)	(1.8)		(17.4)	(14.9)	(2.5)	(2.6)
Net profit	**June 2014**	**57.9**	**(17.5)**		**26.7**	**27.7**	**(1.0)**	**27.4**
	March 2014	47.1	(11.7)		24.0	19.8	4.3	20.1
	Year to date	104.9	(29.2)		50.8	47.3	3.3	47.3
Net profit excluding gains and losses on foreign exchange	**June 2014**	**64.3**	**(17.0)**		**26.9**	**27.9**	**(1.0)**	**29.0**
	March 2014	60.9	(10.9)		34.8	28.3	6.5	19.6
	Year to date	125.1	(27.9)		61.7	56.2	5.5	48.6
Capital expenditure	**June 2014**	**(153.4)**	**(18.5)**		**(46.3)**	**(41.5)**	**(4.8)**	**(20.3)**
	March 2014	(141.3)	(26.0)		(45.5)	(38.8)	(6.7)	(6.7)
	Year to date	(294.7)	(44.5)		(91.8)	(80.3)	(11.5)	(27.0)

Average exchange rates were US$1 = R10.53 and US$1 = R10.85 for the June 2014 and March 2014 quarters respectively. The Australian/ US dollar exchange rates were A$1 = US$0.93 and A$1 = US$0.89 for the June 2014 and March 2014 quarters respectively.

Operating and financial results

UNITED STATES DOLLARS		Australia Region# — Australia					AUSTRALIAN DOLLARS[1] — Australia Region#					SOUTH AFRICAN RAND[2] — South Africa Region
		Total	St Ives	Agnew/Lawlers	Darlot	Granny Smith	Total	St Ives	Agnew/Lawlers	Darlot	Granny Smith	South Deep
Operating Results												
Ore milled/treated	**June 2014**	**1,931**	**1,140**	**303**	**129**	**359**	**1,931**	**1,140**	**303**	**129**	**359**	**293**
(000 tonnes)	March 2014	2,121	1,282	294	144	401	2,121	1,282	294	144	401	389
	Year to date	4,052	2,422	597	273	760	4,052	2,422	597	273	760	682
Yield	**June 2014**	**4.1**	**2.3**	**6.8**	**5.5**	**7.3**	**4.1**	**2.3**	**6.8**	**5.5**	**7.3**	**5.4**
(grams per tonne)	March 2014	3.6	2.3	6.3	5.0	5.2	3.6	2.3	6.3	5.0	5.2	4.7
	Year to date	3.9	2.3	6.5	5.2	6.2	3.9	2.3	6.5	5.2	6.2	5.0
Gold produced	**June 2014**	**256.9**	**83.4**	**66.0**	**22.9**	**84.6**	**256.9**	**83.4**	**66.0**	**22.9**	**84.6**	**1,591**
(000 equivalent ounces)	March 2014	245.2	96.6	59.2	22.9	66.5	245.2	96.6	59.2	22.9	66.5	1,840
	Year to date	502.1	180.0	125.2	45.8	151.1	502.1	180.0	125.2	45.8	151.1	3,431
Gold sold	**June 2014**	**256.9**	**83.4**	**66.0**	**22.9**	**84.6**	**256.9**	**83.4**	**66.0**	**22.9**	**84.6**	**1,591**
(000 equivalent ounces)	March 2014	245.2	96.6	59.2	22.9	66.5	245.2	96.6	59.2	22.9	66.5	1,840
	Year to date	502.1	180.0	125.2	45.8	151.1	502.1	180.0	125.2	45.8	151.1	3,431
Gold price received (dollar	**June 2014**	**1,288**	**1,307**	**1,281**	**1,282**	**1,275**	**1,382**	**1,398**	**1,377**	**1,370**	**1,372**	**437,960**
per equivalent ounce)	March 2014	1,286	1,271	1,286	1,293	1,304	1,438	1,422	1,439	1,446	1,458	453,152
	Year to date	1,287	1,288	1,284	1,287	1,287	1,410	1,411	1,406	1,410	1,409	445,283
Operating costs	**June 2014**	**96**	**64**	**149**	**166**	**128**	**103**	**69**	**160**	**177**	**137**	**2,346**
(dollar per tonne)	March 2014	89	60	140	146	124	100	67	157	164	139	1,836
	Year to date	92	62	145	155	126	101	68	159	170	138	2,055
All-in-sustaining costs	**June 2014**	**1,042**	**1,372**	**1,010**	**1,228**	**692**	**1,118**	**1,472**	**1,083**	**1,316**	**742**	**505,974**
(dollar per ounce)	March 2014	1,103	1,291	1,025	1,075	910	1,234	1,444	1,147	1,203	1,018	469,227
	Year to date	1,072	1,329	1,017	1,149	788	1,174	1,455	1,114	1,258	863	485,998
All-in-costs	**June 2014**	**1,042**	**1,372**	**1,010**	**1,228**	**692**	**1,118**	**1,472**	**1,083**	**1,316**	**742**	**570,575**
(dollar per ounce)	March 2014	1,103	1,291	1,025	1,075	910	1,234	1,444	1,147	1,203	1,018	557,078
	Year to date	1,072	1,329	1,017	1,149	788	1,174	1,455	1,114	1,258	863	562,807
Financial Results ($ million)												
Revenue	**June 2014**	**330.9**	**109.0**	**84.6**	**29.4**	**107.9**	**355.1**	**116.6**	**90.9**	**31.4**	**116.1**	**694.0**
	March 2014	315.3	107.2	76.2	29.6	86.6	352.7	137.4	85.2	33.2	96.9	833.8
	Year to date	646.2	231.9	160.8	59.0	194.5	707.8	254.0	176.1	64.6	213.0	1,527.8
Net operating costs	**June 2014**	**(185.4)**	**(75.0)**	**(43.4)**	**(21.9)**	**(45.1)**	**(198.5)**	**(80.1)**	**(46.7)**	**(23.4)**	**(48.2)**	**(686.8)**
	March 2014	(195.6)	(86.5)	(37.2)	(21.8)	(50.1)	(218.8)	(96.7)	(41.6)	(24.4)	(56.1)	(714.4)
	Year to date	(380.9)	(161.4)	(80.6)	(43.6)	(95.3)	(417.3)	(176.8)	(88.3)	(47.8)	(104.3)	(1,401.2)
- Operating costs	**June 2014**	**(185.6)**	**(73.2)**	**(45.2)**	**(21.4)**	**(45.9)**	**(198.9)**	**(78.3)**	**(48.6)**	**(22.9)**	**(49.1)**	**(686.8)**
	March 2014	(188.9)	(76.8)	(41.2)	(21.1)	(49.8)	(211.3)	(85.9)	(46.1)	(23.6)	(55.7)	(714.4)
	Year to date	(374.5)	(150.0)	(86.4)	(42.4)	(95.7)	(410.2)	(164.2)	(94.7)	(46.5)	(104.8)	(1,401.2)
- Gold inventory change	**June 2014**	**0.2**	**(1.8)**	**1.8**	**(0.5)**	**0.8**	**0.4**	**(1.7)**	**1.8**	**(0.5)**	**0.8**	**-**
	March 2014	(6.7)	(9.6)	4.0	(0.7)	(0.4)	(7.5)	(10.8)	4.5	(0.8)	(0.4)	-
	Year to date	(6.5)	(11.4)	5.8	(1.2)	0.4	(7.1)	(12.5)	6.3	(1.3)	0.4	-
Operating profit	**June 2014**	**145.5**	**34.0**	**41.2**	**7.4**	**62.8**	**156.6**	**36.6**	**44.2**	**8.0**	**67.9**	**7.2**
	March 2014	119.7	36.4	38.9	7.8	36.5	133.9	40.7	43.6	8.8	40.8	119.4
	Year to date	265.3	70.5	80.2	15.3	99.2	290.5	77.3	87.8	16.8	108.7	126.6
Amortisation of	**June 2014**	**(93.9)**					**(101.0)**					**(194.8)**
mining assets	March 2014	(79.5)					(88.9)					(213.4)
	Year to date	(173.4)					(189.9)					(408.2)
Net operating profit	**June 2014**	**51.7**					**55.6**					**(187.6)**
	March 2014	40.2					44.9					(93.9)
	Year to date	92.0					100.6					(281.6)
Other expenses	**June 2014**	**(7.1)**					**(7.6)**					**(65.6)**
	March 2014	(6.8)					(7.6)					(63.4)
	Year to date	(13.9)					(15.2)					(129.0)
Profit before royalties and taxation	**June 2014**	**44.6**					**48.0**					**(253.2)**
	March 2014	33.4					37.4					(157.4)
	Year to date	78.1					85.4					(410.6)
Royalties, mining and income taxation	**June 2014**	**(18.0)**					**(19.4)**					**74.8**
	March 2014	(15.2)					(17.0)					43.3
	Year to date	(33.2)					(36.3)					118.1
- Normal taxation	**June 2014**	**0.1**					**0.1**					**-**
	March 2014	(0.1)					(0.1)					-
	Year to date	-					-					-
- Royalties	**June 2014**	**(8.6)**					**(9.2)**					**(3.4)**
	March 2014	(7.7)					(8.6)					(4.2)
	Year to date	(16.3)					(17.8)					(7.6)
- Deferred taxation	**June 2014**	**(9.5)**					**(10.3)**					**78.2**
	March 2014	(7.4)					(8.2)					47.5
	Year to date	(16.9)					(18.5)					125.7
Profit before non-recurring items	**June 2014**	**26.6**					**28.6**					**(178.4)**
	March 2014	18.2					20.4					(114.1)
	Year to date	44.9					49.1					(292.5)
Non-recurring items	**June 2014**	**(5.2)**					**(5.5)**					**(6.6)**
	March 2014	(3.6)					(4.1)					(12.6)
	Year to date	(8.8)					(9.6)					(19.2)
Net profit	**June 2014**	**21.5**					**23.1**					**(185.0)**
	March 2014	14.6					16.3					(126.6)
	Year to date	36.2					39.5					(311.7)
Net profit excluding gains and losses on foreign exchange	**June 2014**	**25.4**					**27.3**					**(180.4)**
	March 2014	17.3					18.6					(117.9)
	Year to date	42.7					45.9					(298.3)
Capital expenditure	**June 2014**	**(68.4)**	**(33.4)**	**(20.3)**	**(5.0)**	**(9.8)**	**(73.3)**	**(35.7)**	**(21.7)**	**(5.3)**	**(10.5)**	**(193.6)**
	March 2014	(63.2)	(33.3)	(20.9)	(1.8)	(7.1)	(70.7)	(37.3)	(23.4)	(2.1)	(8.0)	(281.6)
	Year to date	(131.5)	(66.7)	(41.2)	(6.8)	(16.9)	(144.1)	(73.0)	(45.1)	(7.4)	(18.5)	(475.2)

As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as these Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently.

[1] For Australia all financial numbers are in Australian dollar.

[2] For South Africa all financial numbers are in Rand and Rand per kilogram.

All-in-costs

World Gold Council Industry Standard

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Total Group Continuing Operations	South Africa Region		West Africa Region			South America
						Ghana		Peru
			South Deep		Total	Tarkwa	Damang	Cerro Corona
Operating costs[1]	June 2014	(424.5)	(65.3)		(133.5)	(90.3)	(43.2)	(40.1)
	March 2014	(430.2)	(65.8)		(138.4)	(94.1)	(44.3)	(37.1)
	Year to date	(854.7)	(131.1)		(271.9)	(184.4)	(87.5)	(77.2)
Gold inventory change	June 2014	(11.4)	-		(0.3)	0.6	(0.8)	(11.3)
	March 2014	7.5	-		1.5	(1.4)	2.8	12.7
	Year to date	(3.9)	-		1.2	(0.8)	2.0	1.4
Royalties	June 2014	(21.8)	(0.3)		(11.6)	(9.0)	(2.6)	(1.2)
	March 2014	(22.0)	(0.4)		(12.4)	(9.4)	(3.0)	(1.6)
	Year to date	(43.8)	(0.7)		(24.0)	(18.4)	(5.6)	(2.8)
Realised gains/losses on commodity cost hedges	June 2014	0.1	-		-	-	-	-
	March 2014	0.2	-		-	-	-	-
	Year to date	0.3	-		-	-	-	-
Community/social responsibility costs	June 2014	(2.9)	(0.9)		(0.5)	(0.5)	-	(1.5)
	March 2014	(2.1)	(0.8)		(0.5)	(0.4)	(0.1)	(0.8)
	Year to date	(5.0)	(1.7)		(1.0)	(0.9)	(0.1)	(2.3)
Non-cash remuneration – share-based payments	June 2014	(5.0)	(0.6)		(1.0)	(0.8)	(0.2)	(0.6)
	March 2014	(11.1)	(1.2)		(1.7)	(1.3)	(0.4)	(1.1)
	Year to date	(16.1)	(1.8)		(2.7)	(2.1)	(0.6)	(1.7)
Cash remuneration (long-term employee benefits)	June 2014	(3.9)	(0.3)		(0.7)	(0.6)	(0.1)	(0.5)
	March 2014	-	-		-	-	-	-
	Year to date	(3.9)	(0.3)		(0.7)	(0.6)	(0.1)	(0.5)
Other	June 2014	(1.9)	-		-	-	-	-
	March 2014	(2.6)	-		-	-	-	-
	Year to date	(4.5)	-		-	-	-	-
By-product credits	June 2014	63.4	0.1		-	-	-	63.1
	March 2014	33.3	0.2		0.2	0.2	-	32.5
	Year to date	96.7	0.3		0.2	0.2	-	95.6
Rehabilitation amortisation and interest	June 2014	(7.3)	(0.4)		(2.5)	(2.3)	(0.2)	(0.8)
	March 2014	(6.1)	(0.5)		(2.6)	(2.3)	(0.3)	(0.8)
	Year to date	(13.4)	(0.9)		(5.1)	(4.6)	(0.5)	(1.6)
Sustaining capital expenditure	June 2014	(143.7)	(8.7)		(46.3)	(41.5)	(4.8)	(20.3)
	March 2014	(126.4)	(11.1)		(45.5)	(38.8)	(6.7)	(6.7)
	Year to date	(270.1)	(19.8)		(91.8)	(80.3)	(11.5)	(27.0)
All-in sustaining costs[2]	June 2014	(558.7)	(76.4)		(196.4)	(144.4)	(52.0)	(13.2)
	March 2014	(559.5)	(79.6)		(199.4)	(147.4)	(52.0)	(2.8)
	Year to date	(1,118.2)	(156.0)		(395.8)	(291.9)	(104.0)	(16.1)
Exploration, feasibility and evaluation costs	June 2014	(13.4)	-		-	-	-	-
	March 2014	(10.3)	-		-	-	-	-
	Year to date	(23.7)	-		-	-	-	-
Non sustaining capital expenditure	June 2014	(9.8)	(9.8)		-	-	-	-
	March 2014	(14.9)	(14.9)		-	-	-	-
	Year to date	(24.7)	(24.7)		-	-	-	-
Total all-in cost[3]	June 2014	(581.8)	(86.1)		(196.4)	(144.4)	(52.0)	(13.2)
	March 2014	(584.7)	(94.5)		(199.4)	(147.4)	(52.0)	(2.8)
	Year to date	(1,166.5)	(180.6)		(395.8)	(291.9)	(104.0)	(16.1)
Total all-in sustaining costs	June 2014	(558.7)	(76.4)		(196.4)	(144.4)	(52.0)	(13.2)
	March 2014	(559.5)	(79.6)		(199.4)	(147.4)	(52.0)	(2.8)
	Year to date	(1,118.2)	(156.0)		(395.8)	(291.9)	(104.0)	(16.1)
Gold only ounces sold – (000 ounces)	June 2014	532.3	51.1		181.3	140.7	40.5	42.9
	March 2014	524.8	59.2		191.9	145.2	46.7	28.5
	Year to date	1,057.1	110.3		373.1	285.9	87.2	71.4
AISC per ounce of gold sold US$/oz	June 2014	1,050	1,495		1,084	1,026	1,282	307
	March 2014	1,066	1,345		1,039	1,016	1,111	97
	Year to date	1,058	1,415		1,061	1,021	1,192	225
Total all-in costs	June 2014	(581.8)	(86.1)		(196.4)	(144.4)	(52.0)	(13.2)
	March 2014	(584.7)	(94.5)		(199.4)	(147.4)	(52.0)	(2.8)
	Year to date	(1,166.5)	(180.6)		(395.8)	(291.9)	(104.0)	(16.1)
Gold only ounces sold – (000 ounces)	June 2014	532.3	51.1		181.3	140.7	40.5	42.9
	March 2014	524.8	59.2		191.9	145.2	46.7	28.5
	Year to date	1,057.1	110.3		373.1	285.9	87.2	71.4
AIC per ounce of gold sold US$/oz	June 2014	1,093	1,685		1,084	1,026	1,282	307
	March 2014	1,114	1,597		1,039	1,016	1,111	97
	Year to date	1,104	1,638		1,061	1,021	1,192	225

DEFINITIONS

All-in costs are calculated in accordance with the World Gold Council Industry standard.

[1] *Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.*

[2] *All-in sustaining costs – Include operating costs and costs detailed above, including sustaining capital expenditure based on managed gold sales.*

[3] *Total All-in cost – Includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments (other than inventory impairments), financing costs, one-time severance charges and items to normalise earnings..*

All-in-costs
World Gold Council Industry Standard
Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Australia Region					GIP and Corporate
		Australia					
		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	
Operating costs[1]	June 2014	(185.6)	(73.2)	(45.2)	(21.4)	(45.9)	-
	March 2014	(188.9)	(76.8)	(41.2)	(21.1)	(49.8)	-
	Year to date	(374.5)	(150.0)	(86.4)	(42.4)	(95.7)	-
Gold inventory change	June 2014	0.2	(1.8)	1.8	(0.5)	0.8	-
	March 2014	(6.7)	(9.6)	4.0	(0.7)	(0.4)	-
	Year to date	(6.5)	(11.4)	5.8	(1.2)	0.4	-
Royalties	June 2014	(8.6)	(2.7)	(2.1)	(0.8)	(3.0)	-
	March 2014	(7.7)	(3.2)	(1.6)	(0.7)	(2.2)	-
	Year to date	(16.3)	(5.9)	(3.7)	(1.5)	(5.2)	-
Realised gains/losses on commodity cost hedges	June 2014	0.1	0.1	-	-	-	-
	March 2014	0.2	0.2	-	-	-	-
	Year to date	0.3	0.3	-	-	-	-
Community/social responsibility costs	June 2014	-	-	-	-	-	-
	March 2014	-	-	-	-	-	-
	Year to date	-	-	-	-	-	-
Non-cash remuneration – share-based payments	June 2014	(0.8)	(0.7)	(0.2)	-	0.1	(1.9)
	March 2014	(2.5)	(1.0)	(0.6)	(0.3)	(0.6)	(4.6)
	Year to date	(3.3)	(1.7)	(0.8)	(0.3)	(0.5)	(6.5)
Cash remuneration (long-term employee benefits)	June 2014	(1.3)	(0.5)	(0.3)	(0.2)	(0.3)	(1.1)
	March 2014	-	-	-	-	-	-
	Year to date	(1.3)	(0.5)	(0.3)	(0.2)	(0.3)	(1.1)
Other	June 2014	-	-	-	-	-	(1.9)
	March 2014	-	-	-	-	-	(2.6)
	Year to date	-	-	-	-	-	(4.5)
By-product credits	June 2014	0.2	0.1	0.1	-	-	-
	March 2014	0.4	0.2	0.1	0.1	-	-
	Year to date	0.6	0.3	0.2	0.1	-	-
Rehabilitation amortisation and interest	June 2014	(3.6)	(2.4)	(0.5)	(0.2)	(0.5)	-
	March 2014	(2.2)	(1.2)	(0.5)	(0.1)	(0.4)	-
	Year to date	(5.8)	(3.6)	(1.0)	(0.3)	(0.9)	-
Sustaining capital expenditure	June 2014	(68.4)	(33.4)	(20.3)	(5.0)	(9.8)	-
	March 2014	(63.2)	(33.3)	(20.9)	(1.8)	(7.1)	-
	Year to date	(131.5)	(66.7)	(41.2)	(6.8)	(16.9)	-
All-in sustaining costs[2]	June 2014	(267.8)	(114.5)	(66.7)	(28.1)	(58.6)	(4.9)
	March 2014	(270.6)	(124.8)	(60.7)	(24.6)	(60.5)	(7.2)
	Year to date	(538.3)	(239.2)	(127.4)	(52.6)	(119.1)	(12.1)
Exploration, feasibility and evaluation costs	June 2014	-	-	-	-	-	(13.4)
	March 2014	-	-	-	-	-	(10.3)
	Year to date	-	-	-	-	-	(23.7)
Non sustaining capital expenditure	June 2014	-	-	-	-	-	-
	March 2014	-	-	-	-	-	-
	Year to date	-	-	-	-	-	-
Total all-in cost[3]	June 2014	(267.8)	(114.5)	(66.7)	(28.1)	(58.6)	(18.3)
	March 2014	(270.6)	(124.8)	(60.7)	(24.6)	(60.5)	(7.2)
	Year to date	(538.3)	(239.2)	(127.4)	(52.6)	(119.1)	(35.8)
Total all-in sustaining costs	June 2014	(267.8)	(114.5)	(66.7)	(28.1)	(58.6)	(4.9)
	March 2014	(270.6)	(124.8)	(60.7)	(24.6)	(60.5)	(7.2)
	Year to date	(538.3)	(239.2)	(127.4)	(52.6)	(119.1)	(12.1)
Gold only ounces sold – (000 ounces)	June 2014	256.9	83.4	66.0	22.9	84.6	-
	March 2014	245.2	96.6	59.2	22.9	66.5	-
	Year to date	502.1	180.0	125.2	45.8	151.1	-
AISC per ounce of gold sold US$/oz	June 2014	1,042	1,372	1,010	1,228	692	-
	March 2014	1,103	1,291	1,025	1,075	910	-
	Year to date	1,072	1,329	1,017	1,149	788	-
Total all-in costs	June 2014	(267.8)	(114.5)	(66.7)	(28.1)	(58.6)	(18.3)
	March 2014	(270.6)	(124.8)	(60.7)	(24.6)	(60.5)	(17.5)
	Year to date	(538.3)	(239.2)	(127.4)	(52.6)	(119.1)	(35.8)
Gold only ounces sold – (000 ounces)	June 2014	256.9	83.4	66.0	22.9	84.6	-
	March 2014	245.2	96.6	59.2	22.9	66.5	-
	Year to date	502.1	180.0	125.2	45.8	151.1	-
AIC per ounce of gold sold US$/oz	June 2014	1,042	1,372	1,010	1,228	692	-
	March 2014	1,103	1,291	1,025	1,075	910	-
	Year to date	1,072	1,329	1,017	1,149	788	-

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold

World Gold Council Industry Standard

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Total Group Continuing Operations	South Africa Region		West Africa Region			South America
						Ghana		Peru
			South Deep		Total	Tarkwa	Damang	Cerro Corona
All-in sustaining costs (per table on page 22)	June 2014	(558.7)	(76.4)		(196.4)	(144.4)	(52.0)	(13.2)
	March 2014	(559.6)	(79.6)		(199.4)	(147.4)	(52.0)	(2.8)
	Year to date	(1,118.2)	(156.0)		(395.8)	(291.9)	(104.0)	(16.1)
Add back by-product credits	June 2014	63.4	0.1		-	-	-	63.1
	March 2014	33.3	0.2		0.2	0.2	-	32.5
	Year to date	96.7	0.3		0.2	0.2	-	95.6
All-in sustaining costs gross of by-product credits	June 2014	(622.1)	(76.5)		(196.4)	(144.4)	(52.0)	(76.3)
	March 2014	(592.8)	(79.8)		(199.6)	(147.6)	(52.0)	(35.3)
	Year to date	(1,214.9)	(156.3)		(396.0)	(292.1)	(104.0)	(111.7)
Gold equivalent ounces sold	June 2014	586.0	51.1		181.3	140.7	40.5	96.7
	March 2014	557.0	59.2		191.9	145.2	46.7	60.7
	Year to date	1,142.9	110.3		373.1	285.9	87.2	157.4
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	June 2014	1,062	1,497		1,084	1,026	1,282	789
	March 2014	1,064	1,349		1,039	1,016	1,111	581
	Year to date	1,063	1,417		1,062	1,021	1,192	709
All-in costs (per table on page 22)	June 2014	(581.8)	(86.1)		(196.4)	(144.4)	(52.0)	(13.2)
	March 2014	(584.7)	(94.5)		(199.4)	(147.4)	(52.0)	(2.8)
	Year to date	(1,166.5)	(180.6)		(395.8)	(291.9)	(104.0)	(16.1)
Add back by-product credits	June 2014	63.4	0.1		-	-	-	63.1
	March 2014	33.3	0.2		0.2	0.2	-	32.5
	Year to date	96.7	0.3		0.2	0.2	-	95.6
All-in cost gross by-product credits	June 2014	(645.2)	(86.2)		(196.4)	(144.4)	(52.0)	(76.3)
	March 2014	(618.0)	(94.7)		(199.6)	(147.6)	(52.0)	(35.3)
	Year to date	(1,263.2)	(180.9)		(396.0)	(292.1)	(104.0)	(111.7)
Gold equivalent ounces sold	June 2014	586.0	51.1		181.3	140.7	40.5	96.7
	March 2014	557.0	59.2		191.9	145.2	46.7	60.7
	Year to date	1,142.9	110.3		373.1	285.9	87.2	157.4
AIC gross by-product credits per equivalent ounce of gold – US$/eq oz	June 2014	1,101	1,687		1,084	1,026	1,282	789
	March 2014	1,110	1,601		1,039	1,016	1,111	581
	Year to date	1,106	1,640		1,062	1,021	1,192	709

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold
World Gold Council Industry Standard

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Australia Region					GIP and Corporate
		Australia					
		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	
All-in sustaining costs (per table on page 23)	**June 2014**	**(267.8)**	**(114.5)**	**(66.7)**	**(28.1)**	**(58.6)**	**(4.9)**
	March 2014	(270.6)	(124.8)	(60.7)	(24.6)	(60.5)	(7.2)
	Year to date	(538.3)	(239.2)	(127.4)	(52.6)	(119.1)	(12.1)
Add back by-product credits	**June 2014**	**0.2**	**0.1**	**0.1**	**-**	**-**	**-**
	March 2014	0.4	0.2	0.1	0.1	-	-
	Year to date	0.6	0.3	0.2	0.1	-	-
All-in sustaining costs gross of by-product credits	**June 2014**	**(268.0)**	**(114.6)**	**(66.8)**	**(28.1)**	**(58.6)**	**(4.9)**
	March 2014	(271.0)	(125.0)	(60.8)	(24.7)	(60.5)	(7.2)
	Year to date	(538.9)	(239.5)	(127.6)	(52.7)	(119.1)	(12.1)
Gold equivalent ounces sold	**June 2014**	**256.9**	**83.4**	**66.0**	**22.9**	**84.6**	**-**
	March 2014	245.2	96.6	59.2	22.9	66.5	-
	Year to date	502.1	180.0	125.2	45.8	151.1	-
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**June 2014**	**1,043**	**1,374**	**1,012**	**1,228**	**692**	**-**
	March 2014	1,105	1,293	1,027	1,080	910	-
	Year to date	1,073	1,330	1,019	1,151	788	-
All-in costs (per table on page 23)	**June 2014**	**(267.8)**	**(114.5)**	**(66.7)**	**(28.1)**	**(58.6)**	**(18.3)**
	March 2014	(270.6)	(124.8)	(60.7)	(24.6)	(60.5)	(17.5)
	Year to date	(538.3)	(239.2)	(127.4)	(52.6)	(119.1)	(35.8)
Add back by-product credits	**June 2014**	**0.2**	**0.1**	**0.1**	**-**	**-**	**-**
	March 2014	0.4	0.2	0.1	0.1	-	-
	Year to date	0.6	0.3	0.2	0.1	-	-
All-in cost gross of by-product credits	**June 2014**	**(268.0)**	**(114.6)**	**(66.8)**	**(28.1)**	**(58.6)**	**(18.3)**
	March 2014	(271.0)	(125.0)	(60.8)	(24.7)	(60.5)	(17.5)
	Year to date	(538.9)	(239.5)	(127.6)	(52.7)	(119.1)	(35.8)
Gold equivalent ounces sold	**June 2014**	**256.9**	**83.4**	**66.0**	**22.9**	**84.6**	**-**
	March 2014	245.2	96.6	59.2	22.9	66.5	-
	Year to date	502.1	180.0	125.2	45.8	151.1	-
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**June 2014**	**1,043**	**1,374**	**1,012**	**1,228**	**692**	**-**
	March 2014	1,105	1,293	1,027	1,080	910	-
	Year to date	1,073	1,330	1,019	1,151	788	-

Underground and surface

US dollar and metric units

| | | South Africa Region | West Africa Region | | | South America Region | Australia Region | | | | |
| | Total Mine Continuing Operations | | Ghana | | | Peru | Australia | | | | |
		South Deep	Total	Tarkwa[#]	Damang	Cerro Corona	Total	St Ives[#]	Agnew/ Lawlers	Darlot	Granny Smith
Ore milled/treated (000 tonnes)											
- underground ore											
June 2014	1,551	281	-	-	-	-	1,270	480	303	129	359
March 2014	1,803	351	-	-	-	-	1,452	626	281	144	401
Year to date	3,354	632	-	-	-	-	2,722	1,106	584	273	760
- underground waste											
June 2014	12	12	-	-	-	-	-	-	-	-	-
March 2014	38	38	-	-	-	-	-	-	-	-	-
Year to date	50	50	-	-	-	-	-	-	-	-	-
- surface ore											
June 2014	6,553	-	4,150	3,198	952	1,730	661	660	-	-	-
March 2014	7,074	-	4,653	3,574	1,079	1,714	669	656	13	-	-
Year to date	13,627	-	8,803	6,772	2,031	3,444	1,330	1,316	14	-	-
- total milled											
June 2014	8,104	293	4,150	3,198	952	1,730	1,931	1,140	303	129	359
March 2014	8,877	389	4,653	3,574	1,079	1,714	2,121	1,282	294	144	401
Year to date	16,981	682	8,803	6,772	2,031	3,444	4,052	2,422	597	273	760
Yield (grams per tonne)											
- underground ore											
June 2014	5.6	5.7	-	-	-	-	5.7	3.7	6.8	5.5	7.3
March 2014	4.7	5.2	-	-	-	-	4.7	3.5	6.5	5.0	5.2
Year to date	5.1	5.4	-	-	-	-	5.1	3.6	6.6	5.2	6.2
- underground waste											
June 2014	-	0.0	-	-	-	-	-	-	-	-	-
March 2014	-	0.0	-	-	-	-	-	-	-	-	-
Year to date	-	0.0	-	-	-	-	-	-	-	-	-
- surface ore											
June 2014	1.4	-	1.3	1.3	1.3	1.4	1.2	1.2	3.0	-	-
March 2014	1.3	-	1.3	1.2	1.3	1.5	1.3	1.3	2.2	-	-
Year to date	1.3	-	1.3	1.3	1.3	1.4	1.2	1.2	2.2	-	-
- combined											
June 2014	2.2	5.4	1.3	1.3	1.3	1.4	4.1	2.3	6.8	5.5	7.3
March 2014	2.0	4.7	1.3	1.2	1.3	1.5	3.6	2.3	6.3	5.0	5.2
Year to date	2.1	5.0	1.3	1.3	1.3	1.4	3.9	2.3	6.5	5.2	6.2
Gold produced (000 ounces)											
- underground ore											
June 2014	282.3	51.1	-	-	-	-	231.1	57.7	65.9	22.9	84.6
March 2014	276.6	59.2	-	-	-	-	217.5	69.8	58.3	22.9	66.5
Year to date	558.9	110.3	-	-	-	-	448.6	127.5	124.2	45.8	151.0
- underground waste											
June 2014	-	-	-	-	-	-	-	-	-	-	-
March 2014	-	-	-	-	-	-	-	-	-	-	-
Year to date	-	-	-	-	-	-	-	-	-	-	-
- surface ore											
June 2014	283.9	-	181.3	140.7	40.5	76.8	25.8	25.7	0.1	-	-
March 2014	300.2	-	191.9	145.2	46.7	80.5	27.8	26.9	0.9	-	-
Year to date	583.9	-	373.1	285.9	87.2	157.2	53.5	52.5	1.0	-	-
- total											
June 2014	566.1	51.1	181.3	140.7	40.5	76.8	256.9	83.4	66.0	22.9	84.6
March 2014	576.8	59.2	191.9	145.2	46.7	80.5	245.2	96.6	59.2	22.9	66.5
Year to date	1,142.8	110.3	373.1	285.9	87.2	157.3	502.1	180.0	125.2	45.8	151.1
Operating costs (Dollar per tonne)											
- underground											
June 2014	147	223	-	-	-	-	128	117	131	166	128
March 2014	129	169	-	-	-	-	-	89	141	146	124
Year to date	137	192	-	-	-	-	121	101	136	156	126
- surface											
June 2014	30	-	32	28	45	23	34	26	-	-	-
March 2014	52	-	30	26	41	22	33	32	119	-	-
Year to date	29	-	31	27	43	22	34	29	542	-	-
- total											
June 2014	52	223	32	28	45	23	96	64	149	166	128
March 2014	48	169	30	26	41	22	89	60	140	146	124
Year to date	50	192	31	27	43	22	92	62	145	155	126

[#] *June quarter includes 7,700 ounces and 2,500 ounces at Tarkwa and St Ives respectively, from rinsing inventory at the heap leach operations.*

Corporate secretary

Taryn Harmse
Tel: +27 11 562 9724
Fax: +27 86 720 2704
e-mail: taryn.harmse@goldfields.co.za

Registered office

Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries

London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

American depository receipts transfer agent

Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor enquiries

Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
e-mail: willie.jacobsz@goldfields.co.za

Media enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer secretaries

South Africa
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001

P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road

Beckenham
Kent BR3 4TU
England

Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri] or [from overseas]

+44 20 8639 3399

Fax:+44 20 8658 3430

e-mail:ssd@capitaregistrars.com

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd

Website
www.goldfields.com

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Directors
CA Carolus (*Chair*) ° N J Holland *• (*Chief Executive Officer*) P A Schmidt • (*Chief Financial Officer*)
K Ansah # A R Hill ⧧° G M Wilson ° R P Menell ° D N Murray ° D M J Ncube °

* British # Ghanaian ⧧ Canadian
° Independent Director • Non-independent Director

Forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• the ability to achieve anticipated cost savings at existing operations;
• the success of exploration and development activities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining;
• the occurrence of work stoppages related to health and safety incidents;
• fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
• the occurrence of labour disruptions and industrial actions;
• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
• the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration projects or other initiatives;
• changes in relevant government regulations, particularly environmental, tax, health and safety, regulations and potential new legislation affecting mining and mineral rights; and
• political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 21 August 2014

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer